UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OWB Holdings Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 21, 2022

Physical address of issuer
368 Clorinda Ave, San Rafael, CA 94901

Website of issuer
www.otherwisebrewing.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
July 17, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (December 31, 2021)
Total Assets	$127,326	$143,151
Cash & Cash Equivalents	$63,557	$89,770
Accounts Receivable	$17,175	$7,873
Short-term Debt	$19,886	$1,327
Long-term Debt	$150,000	$125,000
Revenues/Sales	$203,378	$109,512
Cost of Goods Sold	$116,163	$51,728
Taxes Paid*	$0	$0
Net Income	-$59,385	-$48,852

*Company has yet to file its tax return for the 2022 fiscal year, and the $0 taxes paid is an estimated number based on the company's net loss for the year.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 25, 2023

FORM C/A

Up to $500,000.00

OWB Holdings Inc.



Explantory Note

OWB Holdings, Inc. (the "Company," "Otherwise Brewing," or the "Issuer," as well as references to "we," "us," or "our) is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on February 13, 2023, to include a webinar transcript, attached hereto as Exhibit G, and to update the Company's traction and terms of the taproom acquisition in the Company Summary, this Form C/A, and the Pitch Deck.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by OWB Holdings Inc., a Delaware Corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.otherwisebrewing.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 25, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.otherwisebrewing.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

OWB Holdings Inc. is a Delaware Corporation, formed on June 21, 2022. The Company is currently also conducting business under the name of Otherwise Brewing.

The Company wholly owns Otherwise Brewing LLC, a California Limited Liability Company, which was formed on September 9, 2019, that brews the company's gluten-free beer in the San Francisco, California metropolitan area.

The physical address of the Company is 368 Clorinda Ave, San Rafael, CA 94901. Pursuant to an agreement with Hunters Point Brewery LLC, the Company's brewing operations are conducted at 1195 Evans Ave, San Francisco CA 94124. The company expects to move out of this location at Hunters Point and into a new facility in June, where Devil's Canyon is located. This new facility is located at 935 Washington Street, San Carlos, CA 94070.

The Company's website is www.otherwisebrewing.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Otherwise Brewing is a gluten-free craft brewery creating unique flavors of beer for health-conscious consumers, gluten-intolerant beer mavens, or your everyday craft beer hopheads. Otherwise Brewing's beers are 100% naturally gluten-free, brewed with ancient grains like buckwheat, millet, and rice. Underpinning its brewing methodology is a belief that experimentation can lead to industry-defining products. Some of its current selection of beers includes the award-winning ILFS Juicy IPA, a hop-forward Indian Pale Ale brewed with millet, oats, and rice, and the award-winning Calrose Crisp, a pale lager brewed with sushi rice.[1] Operating out of a small brewery in the heart of San Francisco, Otherwise Brewing is on a mission to prove that beer doesn't need gluten to taste great.

The Offering

---

[1] https://thetastingalliance.com/results/tta-beer-comp/

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	$25,000 Principal Amount
Maximum amount of Crowd Notes	$500,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)*	$510,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 17, 2023
Use of proceeds	See the description of the use of proceeds on page 38 hereof.
Voting Rights	See the description of the voting rights on page 49 hereof.

* Includes the 2% of the total number of Crowd Notes sold to be received by the Intermediary.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement our business plan. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing our business plan, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.
The brewery industry is extremely competitive, and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which may arise in the ordinary course of business in our industry, or which are unforeseen, including but not limited to theft, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.
Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Aaron Gervais and Kay Lyn Harris (also known as Stellar Cassidy) who are the CEO and Head of Sales of the Company, respectively. The Company has entered into an employment agreement with Aaron Gervais and Kay Lyn Harris, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Aaron Gervais and/or Kay Lyn Harris could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Aaron Gervais and Kay Lyn Harris, we do not have any key man life insurance policies on Aaron Gervais or Kay Lyn Harris.
We are dependent on Aaron Gervais and Kay Lyn Harris in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Aaron Gervais and/or Kay Lyn Harris dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract

and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C/A entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a brewery business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The consolidation of retail customers could adversely affect us.

Retail customers, such as liquor stores, supermarkets, warehouse clubs, bars, resorts, and hotels in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company's business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus surfaced and spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected economies and financial markets worldwide. The extent to which COVID-19 may impact the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including the transmissibility and severity of potential new COVID-19 variants and the actions taken to treat or contain the spread COVID-19 within a specific area or location. If the disruptions posed by potential new COVID-19 variants were to continue for an extended period of time, the Company's operations may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any young company encounters.

Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We rely on other companies to provide raw materials or services for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide raw materials or services which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or service.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and

other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. Our products require agricultural inputs such as grains and hops to manufacture, and agricultural producers worldwide face significant uncertainly from climate change, which in turn may affect our costs for raw materials and/or the financial stability of our suppliers.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, requirements for employees who receive tips, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including grains, hops, and other ingredients, from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the grain crops each year, and significant failure of a crop would adversely affect our costs.

The process of brewing beer utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our hops from the West Coast region of the United States. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our breweries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms and kitchens are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of kegs necessary to distribute draft beer.

We distribute our draft beer in kegs that are owned by us and kegs we lease from third parties. If shipments of draft beer increase, we may experience a shortage of available kegs to fill sales orders. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We may rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreements for our products. Our co-packing agreement with our principal co-packer was signed on March 8, 2021. Our dependence on co-packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Therefore, we depend on our software programs to adapt and comply with changes in regulations, reporting requirements, licensing and permits.

Sudden changes in the statutory and regulatory framework could have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The brewing industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of alcoholic fermented beverages. In addition, the current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. To conduct brewing operations, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the local county Health Department, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Typically, these permits, licenses, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business, as we could be subject to legal risk, including government enforcement action and class action civil litigation.

The sale of alcoholic beverages at our tasting room subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our tasting room is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In California, we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation has resulted in significant judgments, including punitive damages. In our tasting room, we monitor customers intake of beer, restrict service if necessary and ask customers to leave. We carry insurance to mitigate any recovery of damages from an intoxicated person.

As a food production company, all of our products must be compliant with regulations by the United States Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We are subject to state and federal regulations regarding the use of " gluten-free" in our labeling.

In 2013, the FDA issued a rule defining "gluten-free" within the context of food labeling, and in 2020, the FDA issued a rule on the gluten free labeling of fermented or hydrolyzed foods, including FDA-regulated beers and wines. The FDA does not require that we test for the presence of gluten, but we are responsible for ensuring that any of our products labeled as gluten free meet FDA requirements, including that any unavoidable gluten present in a food labeled gluten-free is less than 20 parts per million ("20 ppm"). If the FDA determines a product labeled "gluten-free" does not meet its requirements, it will consider that product to be misbranded under the Federal Food, Drug, and Cosmetic Act. The FDA could take subsequent regulatory action, which would adversely affect our business, results of operations and financial condition.

In 2020, the U.S. Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau ("TTB") ruled gluten content statements in the labeling and advertising of wine, distilled spirits, and malt beverages should be truthful, accurate, and non-misleading. The TTB authorizes the use of "gluten-free" in labels and advertisements if the product is entitled to make the gluten-free claim as set forth by the FDA.

In 2014, the California Department of Public Health established regulations to govern the use of "gluten-free" labeling. Food bearing a gluten-free label cannot gluten-containing grains (what, barley, rye, or a crossbreed thereof) as ingredients or must be processed to remove gluten such that the presence of gluten is less than 20 parts per million.

We must adhere to strict product management and manufacturing practices at our facility, including those of our co-packer, including the separation of our ingredients from gluten. While we do not brew beer that contains gluten, we do lease our primary facility from another brewery, Hunters Point, and have standards in place to separate their operations and ingredient handling from ours.

The company expects to move its brewing facility into a new location in June. Upon moving out of Hunters Point and into this new location at Devil's Canyon, the company will adhere to the same manufacturing procedures as described above.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as grains, hops, and yeast. In addition, we purchase and use significant quantities of aluminum cans and cardboard packing materials to package our products. In recent periods, the prices of most agricultural products have been priced above their respective averages and we have realized some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers,

or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grains, hops, and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

We are heavily dependent on our distributors.
We sell our products to independent distributors for distribution to off-premises retail locations such as grocery and specialty stores. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premises retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our

success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

One of the challenges of the craft spirit industry is to spot changes in consumer buying, anticipate new product interest and respond accordingly. As our products continually change, our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to address product safety concerns and quality control. These are important to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate over concerns about perceived negative safety and quality consequences of certain ingredients in and the safety of our products. This may erode consumers' confidence in the safety and quality of our products, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company and its products and may reduce demand for the Company's products.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the production, sale and use of our products. We sell products in the beverage industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including possibility of fire, natural disasters or severe weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, or government regulation. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our online and offline business and results of operations. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

There are general economic risks associated with the brewery industry and, more broadly, the restaurant and services industry.

Our industry is very cyclical. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, and freight and fuel costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things grains, citrus, herbs and spices. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased beer prices or that increased prices will be accepted by our customers.

Our inability to successfully and sufficiently raise beer prices could result in a decline in profitability.
We utilize beer price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of beer price increases are not accepted by consumers, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of alcoholic beverages at our brewery subjects us to additional regulations and potential liability.
Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with

whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems for processing confidential information are run by Stripe and they may or may not indemnify us against the illegal dissemination of confidential information. Our systems are upgraded regularly as Stripe changes their systems.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our tasting room to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our tasting room to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our tasting room and brewery are in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance dependent on our tasting room located in San Francisco. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all

Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 93.75% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware state law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Otherwise Brewing is a gluten-free craft brewery creating unique flavors of beer for health conscious consumers, gluten-intolerant beer mavens, or your everyday craft beer hopheads. Otherwise Brewing's beers are 100% naturally gluten-free, brewed with ancient grains like buckwheat, millet, and rice. Underpinning its brewing methodology is a belief that experimentation can lead to industry-defining products. Some of its current selection of beers includes the award-winning ILFS Juicy IPA, a citrus- and berry-infused Indian Pale Ale brewed with millet, oats, and rice, and the award-winning Calrose Crisp, a pale lager brewed with sushi rice and honey.[2] Operating out of a small brewery in the heart of San Francisco, Otherwise Brewing is on a mission to prove that beer doesn't need gluten to taste great.

Business Plan

Otherwise Brewing currently brews its gluten-free beer through an agreement with Hunters Point Brewery in San Francisco, CA. Through the agreement, the company leverages Hunters Point's equipment and facilities to produce its beer and is solely responsible for its own production, brewery recordkeeping and reporting, and other activities. In addition, Otherwise Brewing is allowed to use Hunters Point's facilities as a tasting room for its customers. The company expects to move out of this location and into a new location operated by Devil's Canyon in June. Devil's Canyon currently serves as a co-manufacturer, Devils Canyon Brewing, to increase its production capacity as needed, especially during peak season of summer.

Upon the completion of the taproom acquisition and nano-brewing system, Otherwise Brewing anticipates bringing manufacturing in-house.

For product distribution, Otherwise Brewing has wholesale distribution partnerships with Benecia Cold Storage and Hillebrand as well as retail distribution agreements with UPS and GLS.

Otherwise Brewing primarily generates revenue from selling beer to wholesale distributors and retail locations. However, the company also sells its beer at farmers' markets around San Francisco and online through its website. For ecommerce orders, the company can ship beer anywhere within the state of California, and orders over $100 receive free shipping. Otherwise

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[2] https://thetastingalliance.com/results/tta-beer-comp/

Brewing also generates a small portion of revenue by participating in public beer events, such as Oktoberfest.

Otherwise Brewing's pricing model by channel includes:

Wholesale

	Case (24 x 16 oz)	Sixtel (5.16 gal)	Half BBL (15.5 gal)
Calrose Crisp	$69 + CRV	$88	$204
Hella Nibs	$95 + CRV	$135	N/A
IFLS	$90 + CRV	$120	$285
Meringue & Tang	$90 + CRV	$105	$245
Western Addition	$75 + CRV	$95	$225

California Redemption Value ("CRV") is a $0.05 fee (per can) consumers pay when purchasing a canned beverage from a retailer in California

Retail, Ecommerce, and Farmers Markets

- Calrose Crisp 4-pack of 16-oz cans: $15.99
- Hella Nibs 4-pack of 16-oz cans: $22.99
- IFLS 4-pack of 16-oz cans: $20.99
- Meringue & Tang 4-pack of 16-oz cans: $20.99
- Western Addition 4-pack of 16-oz cans: $16.99

These prices may vary by location and are subject to change without notice.

Product Roadmap

Otherwise Brewing regularly develops new flavors, releasing them periodically on a rotating basis to pique consumer interest. The company also continues to invest time and resources into basic research on gluten-free brewing processes and materials, with two main goals: (1) expanding its repertoire of proprietary brewing techniques and (2) increasing the resiliency of its supply chain through raw material diversification.

The company plans to acquire a taproom facility in 2023, located on a busy nightlife corridor in San Francisco, CA. Currently a craft beer bar and kitchen, Otherwise believes this facility will allow it to release small-batch versions of new recipes on a weekly basis, testing them out on real customers before scaling them up for distribution.

According to the letter of intent signed by Otherwise and the seller, this acquisition is expected to be paid for as follows::

- A $60,000 cash payment*
- An equity grant of 150,000 shares of common stock of the Company priced at $0.50 per share, for a total consideration of $75,000, and
- Seller-financed debt in the form of a $45,000 profit-sharing note. Under the expected terms of the note, the Company shall pay the seller $1,500 per month or 15% of monthly profits, whichever is greater, or some other amount jointly agreed upon in writing, until such time as 1.3x of the original note amount, or $58,500, has been repaid to the seller.

* The cash consideration for this acquisition is expected to be conditional, upon the company achieving certain performance milestones, which will be outlined in a warrant between Otherwise and the seller. This warrant has not been finalized as of May 24, 2023.

History of the Business

The company was founded as a California LLC in 2019 under the name Otherwise Brewing.

In 2022, a Delaware C-Corp, OWB Holdings, Inc., was founded to serve as a holding company. Ownership interests of Otherwise Brewing LLC were converted into shares of OWB Holdings, Inc., which wholly owns Otherwise Brewing LLC.

Alcohol licenses are non-transferable and remain with the LLC, which operates in San Francisco California.

The Company's Products and/or Services

Product / Service	Description	Current Market
Gluten-free beer	Craft beer, with no limitations on style, brewed with gluten-free ingredients, enjoyed by anyone.	Craft beer drinkers, health-conscious drinkers, and gluten-free drinkers

We are constantly researching and developing new flavors and varieties, and we intend to use our taproom acquisition to ramp up product development, allowing us to test new recipes on a smaller scale of taproom customers before scaling them up for broader distribution. The following five beers are currently being produced:

- **Calrose Crisp:** A light and refreshing pale lager brewed with malted Calrose sushi rice and German Hallertau hops.
- **Hella Nibs:** A full-bodied dessert stout infused with chocolate and vanilla for maximum richness.
- **IFLS:** A juicy IPA brewed with Mosaic and Ekuanot hops to create a zesty aroma and vibrant citrus and berry flavors.
- **Meringue & Tang:** A moderately tart kettle sour brewed with lemon, vanilla, and spices, inspired by lemon meringue pie.
- **Western Addition:** A classic West Coast pale ale that emphasizes hop bitterness and a pomelo-like citrus aroma.

The company has previously released the following flavors and may rotate these into production:

- **30,000 Feet:** Medium-bodied and juicy 30,000 Feet, brewed with rice malt, millet malt, and El Dorado hops, is a fruit forward, easy-drinking IPA that will transport your taste buds to new altitudes as you taste notes of passionfruit, good herb, and grapefruit
- **Sonic Bloom:** A balanced, flavorful IPA with dominant notes of tropical fruit and citrus, brewed with millet and rice malts that leads to a moderate sweetness and some seriously fruity hops, including Sabo, Mosaic, and Citra.

- **Péché de Pêche:** Péché de Pêche ("peach sin" in French) is a kettle sour with low bitterness and a bold, peachy punch, brewed with peach purée, lactobacillus funk, pale rice malt, and a dash of bittering hops.
- **Guava Fresca:** A tart, sour ale, brewed with pale rice malt, has a primary note of Guava and delivers a balanced interpretation of the kettle sour, with acidity, fruit, and malt flavors equally contributing to a refreshing drinking experience.

We distribute wholesale throughout the Bay Area and across California via D2C shipping. For wholesale orders, we rely on last-mile delivery services to fulfill orders. For D2C, we use GLS and UPS shipping. 80%+ percent of our business is wholesale, although we expect high-margin D2C sales to increase proportionately after completing our taproom acquisition.

Competition

The Company's primary competitors are Buck Wild Brewing, Divine Science Brewing, Ghostfish Brewing Company, and Holidaily Brewing Company.

We compete most directly with other gluten-free beer brands, but indirectly also with other "better for you" beverage categories, including hard seltzer, hard kombucha, and non-alcoholic beer. We believe our competitive edge is our proprietary IP in the form of trade secrets, which allows us to create a "flavor first" product.

Customer Base

Our wholesale accounts include over 250 on-premises (bars, restaurants) and off-premises (liquor stores, groceries) resellers. Our e-commerce consumers are individuals who can't access our products in their local market or who want to ensure access to a specific flavor or style of beer, with an 80/20 split in terms of new vs. repeat purchasers.

Intellectual Property

Our proprietary brewing process is kept as a trade secret, and it relies on both unique procedures and materials. We ask that production partners and staff with access to our brewing process sign an NDA. We may pursue patent protection at a later date if it makes sense strategically for the business.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Initial Grant Date	Expiration
Brewery	CA Tax and Trade Bureau*	Brewer's Notice	July 19, 2020	July 19, 2024
Brewery	CA Alcoholic	Type 23	October 30,	September 30,

	Beverage Commission		2020	2023
Brewery	CA Alcoholic Beverage Commission	Type 84	November 2, 2021	September 30, 2023

Brewer's Notice is required in the state of California to determine the business' initial tax rate, according to the number of barrels producer annually. This notice is required to be re-submitted after every four years.

We are subject to federal and state alcohol regulations. The craft beer boom of the early 2000s helped streamline many of the bureaucratic steps involved in starting and running a brewery, and the information resources necessary to comply with state and federal regulations are readily available.

In order to continue to brew and sell beer, we must renew our Alcoholic Beverage Commission ("ABC") Type 23 license annually. We also must renew our ABC Type 84 license to sell beer at the Sunday Marin Farmers Market within the San Francisco Bay Area, California. Should operations at the anticipation taproom expand beyond those currently conducted by the company, additional licensing may be necessary.

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. Use of the term "gluten-free" in our labeling is regulated at federal and state levels. The California Department of Public Health and U.S Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau (TTB) have set their own set of standards on gluten-free labeling. Please see the Risk section for more detailed information.

We must adhere to strict product management and manufacturing practices at our facility, including those of our co-packer's, such as the separation of our ingredients from gluten. While we do not brew beer that contains gluten, we do lease our primary facility from another brewery, Hunters Point, and have standards in place to separate their operations and ingredient handling from ours. These same standards will be adhered to upon its anticipated move into a new brewery, operated by Devil's Canyon.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The physical address of the Company is 368 Clorinda Ave, San Rafael, CA 94901. Pursuant to an agreement with Hunters Point Brewery LLC, the Company's brewing operations are conducted at 1195 Evans Ave, San Francisco CA 94124. The company expects to move out of this location at Hunters Point and into a new facility in June, where Devil's Canyon is located. This new facility is located at 935 Washington Street, San Carlos, CA 94070.

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Otherwise Brewing LLC	Limited Liability Company	California	September 13, 2019	100.0%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$25,000
Marketing	95.00%	$23,750	23.00%	$180,000
Sales and Taproom Staff	0.00%	$0	36.00%	$115,000
Taproom Acquisition	0.00%	$0	12.00%	$60,000
Taproom Build-out	0.00%	$0	24.00%	$120,000
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has the discretion to alter the use of proceeds as set forth above based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors & Officers

The directors, managers, and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name	Company Positions	Employment History for Past Three Years	Education & Qualifications
Aaron Gervais	Chair of Board, President, Secretary, Treasurer, CEO	Chair of Board, President, Secretary, Treasurer, and CEO at OWB Holdings Inc., June 2022 – Present; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Responsible for running company operations, including managing the finance/accounting, governance/compliance, recipe design, vendor relationships, IT, marketing, and lead generation Head of Marketing at ReputationDefender (NortonLifeLock), September 2021 – Present; Part-time manager leading marketing efforts, including website development, advertising, and creative development, and managing one team member. Head of Strategic Communications at ReputationDefender (Stagwell Group), May 2018 – September 2021; Responsible for all aspects of the company's inbound marketing efforts, including website development/management and overseeing employees and contractors.	Master's of Arts from UC San Diego Bachelor's in Music from the University of Toronto
Kay Lyn Harris	Director Head of	Director at OWB Holdings, Inc, June 2022 – Present; General board oversight duties,	Bachelor's in Creative

	Sales	including recommending avenues of sales growth Head of Sales at Otherwise Brewing LLC, January 2021 – Present; Overseeing account management, marketing, social media, and philanthropy/events Managing Member at Otherwise Brewing LLC, September 2019 – June 2022; Contributing to company-wide operations and growth efforts Manager at The Church Key, April 2012 – Present; Responsible for scheduling bartender shifts, tracking/ordering inventory, booking/managing events, developing promotional strategies for the business.	Writing and Performance Poetry from San Francisco State University Cicerone Beer Certification

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in San Francisco, California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Kay Lyn Harris	Employment Agreement	January 1, 2021	N/A
Aaron Gervais	Employment Agreement	June 30, 2022	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount authorized	1,000,000
Amount outstanding	800,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%
Other material terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes have a provision to convert into preferred stock or a shadow series of preferred stock, which will have different rights than those of the Company's common stock.

In addition, the Company expects to partially pay for the anticipated purchase of a taproom via an equity grant of 150,000 shares of common stock of OWB Holdings Inc., priced at $0.50 per share, to the seller.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount Authorized	1
Amount outstanding	$50,000 Principal Amount
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues preferred stock in conjunction with the conversion of the SAFE. In the event of a bona fide equity financing, the SAFE will convert into the greater of (1) the number of shares of preferred stock equal to the purchase amount of the SAFE divided by the lowest price per share of the preferred stock issued in the financing; or (2) the number of shares of preferred stock equal to the purchase amount of the SAFE divided by a price per share equal to $2.5 million divided by the Company's fully diluted capitalization prior to the equity financing.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes and the SAFEs have different conversion triggers and convert into different types of securities.

The Company has the following debt outstanding:

Type of debt	Personal Loan
Name of creditor	Aaron Gervais
Amount outstanding	$100,000.00
Interest rate and payment schedule	3% APR

Interest accrues and is paid monthly.

The company is not required to pay back the principal until the maturity date. |
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 1, 2031
Other material terms	There are no pre-payment penalties.

In addition, the Company expects to partially pay for the anticipated purchase of a taproom via seller-financed debt in the form of a $45,000 profit-sharing note. Under the expected terms of the note, the Company shall pay the seller $1,500 per month or 15% of monthly profits, whichever is greater, or some other amount jointly agreed upon in writing, until such time as 1.3x of the original note amount, or $58,500, has been repaid to the seller.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Expanded sales and marketing operation	October 24, 2022	Rule 506(b)

Ownership

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Aaron Gervais	55.15%
Kay Lyn Harris	38.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Federal Tax
$104,187.00	-$89,744.00	$0.00

Operations

We generated revenues of approximately $203,000 in 2022, compared with $109,000 in 2021, which was our first year in the market. We generate revenue from both wholesale and D2C sales of our beers. We ended 2022 with gross margins of 43% and believe acquiring a taproom may beneficially improve these margins. Also noteworthy, our operating expenditures for 2022 only increased by less than 40%, while we nearly doubled our sales.

We intend to reach profitability within 18 months through the acquisition of a taproom facility and increased growth in wholesale receipts fueled by an expanded sales team.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $28,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to build out its own taphouse brewery, which it estimates will cost just under $125,000, not including the $60,000 detailed below. These costs are attributed to a nano brewing system, facility upgrades, permits, and other incidentals. We have already located a taproom to purchase and have a signed letter of intent with the owner, contingent upon the successful closing of this funding round. According to the letter of intent, this acquisition is expected to be paid for as follows:

- A $60,000 cash payment*
- An equity grant of 150,000 shares of common stock of the Company priced at $0.50 per share, for a total consideration of $75,000, and
- Seller-financed debt in the form of a $45,000 profit-sharing note. Under the expected terms of the note, the Company shall pay the seller $1,500 per month or 15% of monthly profits, whichever is greater, or some other amount jointly agreed upon in writing, until such time as 1.3x of the original note amount, or $58,500, has been repaid to the seller.

* The cash consideration for this acquisition is expected to be conditional, upon the company achieving certain performance milestones, which will be outlined in a warrant between Otherwise and the seller. This warrant has not been finalized as of May 24, 2023.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 17, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$2.5 million

Dividends
The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right or the obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Personal Loan
Related Person/Entity	Aaron Gervais
Relationship to the Company	CEO and Chair of Board
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	Interest payments on the loan, calculated at an annual rate of 3%.
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Co-founder Aaron Gervais loaned money to the company for general working capital purposes on August 1, 2021. The principal of the loan, and unpaid and accrued interest is due on August 1, 2031. There are no pre-payment penalties. The Company has already repaid half the total loan principal as of December 31, 2022.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aaron Gervais
(Signature)

Aaron Gervais
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Aaron Gervais
(Signature)

Aaron Gervais
(Name)

CEO
(Title)

May 25, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements



OWB Holdings, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OWB Holdings, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 3, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	63,557	89,770
Accounts Receivable	17,175	7,873
Inventory	46,595	45,508
Total Current Assets	127,326	143,151
TOTAL ASSETS	**127,326**	**143,151**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	17,329	503
Customer Deposits	1,840	280
Payroll Liabilities	717	544
Total Current Liabilities	19,886	1,327
Long-term Liabilities		
Related Party Loans	100,000	125,000
Future Equity Obligations	50,000	-
Total Long-Term Liabilities	150,000	125,000
TOTAL LIABILITIES	**169,886**	**126,327**
EQUITY		
Common Stock	65,676	65,676
Accumulated Deficit	(108,237)	(48,852)
Total Equity	(42,561)	16,824
TOTAL LIABILITIES AND EQUITY	**127,326**	**143,151**

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	203,378	109,512
Cost of Revenue	116,163	51,728
Gross Profit	87,215	57,783
Operating Expenses		
Advertising and Marketing	4,952	4,825
General and Administrative	88,767	53,959
Car and Truck	6,262	8,500
Rent and Lease	12,037	4,306
Contractors	31,366	33,372
Total Operating Expenses	143,384	104,962
Operating Income (loss)	(56,169)	(47,179)
Other Expense		
Interest Expense	3,215	1,673
Total Other Expense	3,215	1,673
Net Income (loss)	(59,385)	(48,852)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(59,385)	(48,852)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	16,827	503
Keg Deposits	1,560	280
Inventory	(1,087)	(38,131)
Accounts Receivable	(9,302)	(7,873)
Payroll Liabilities	173	544
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,171	(44,677)
Net Cash provided by (used in) Operating Activities	(51,214)	(93,529)
FINANCING ACTIVITIES		
Related Party Loans/(repayments), net	(25,000)	125,000
Future Equity Obligations	50,000	-
Net Cash provided by (used in) Financing Activities	25,000	125,000
Cash at the beginning of period	89,770	58,299
Net Cash increase (decrease) for period	(26,214)	31,471
Cash at end of period	63,557	89,770

Statement of Changes in Stockholder Equity

	Common Shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder Equity
	# of shares	$ Amount			
Beginning Balance at 1/1/2021	335,000	65,676	-	-	65,676
Net Loss	-	-	-	(48,852)	(48,852)
Ending Balance 12/31/2021	335,000	65,676	-	(48,852)	16,824
Issuance of Stock	465,000	-	-	-	-
Net Loss		-	-	(59,385)	(59,385)
Ending Balance 12/31/2022	800,000	65,676	-	(108,237)	(42,561)

OWB Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Otherwise Brewery, LLC was formed in California on September 9th, 2019 with the purpose of manufacturing and sell gluten-free beer and related products. In 2022, a new company was formed in Delaware with the unanimous consent of all LLC members, OWB Holdings, Inc ("the Company")., which owns 100% of the LLC. The purpose of the holding company is to facilitate fundraising activities under Reg D and Reg CF. The LLC remains in effect as the holder of the company's state and federal alcohol licenses. The Company intends to eventually disolve the LLC when it becomes practical from a licensing point of view. The Company's headquarters is in San Franciso, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financials of the Company include its wholly-owned subsidiary, Otherwise Brewery, LLC. Virtually all financial activity occurred under the LLC. A such, there were no significant intercompany transactions to be eliminated.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling gluten-free beer and related products. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Returns are virtually non-existent.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $46,595 as of December 31st, 2022, consisting of finished goods of $41,933 and raw materials of $4,662.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have an equity-based Compensation plan as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019

The Company has not filed its 2022 tax return as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related Party Loans - During the year period ending December 31st, 2021, the Company received a promissory note from the owner for the amount of $200,000. The loan bears an interest rate of 3% APR and a maturity date of August 1, 2031. The outstanding balance, as of December 31, 2022, is $100,000

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no associated discount. The agreement is subject to a valuation cap of $2.5M.

Loans – See Note 3, Related Party Transactions

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related Party Loans	100,000	3%	8/2031	-	100,000	100,000	-	-	125,000	125,000	-
Total				**-**	**100,000**	**100,000**	**-**	**-**	**125,000**	**125,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2022	-
2023	
2024	-
2025	-
2026	-
Thereafter	100,000

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.00001 per share. 800,000 of these shares were issued and outstanding as of December 31, 2022. These shares were issued as a Section 351 exchange, with all LLC members trading in their LLC ownership interest for common stock. The two founders are subject to a vesting agreement, structured as a forced buyback agreement, with new shares vesting quarterly. One investor holds a standard post-money SAFE, see Note 5.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 3, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses and negative cashflows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Company Summary



MicroVentures



Company: OWB Holdings ("Otherwise Brewing")

Market: Gluten-free & Craft beer

Product: Gluten-free beer made using a proprietary process and eco-friendly ingredients

Company Highlights

- Gluten-free brewery that more than doubled sales in 2022 to over $203,000
- Products sold in over 300 retail locations, including BevMo!, Total Wine & More, Whole Foods, and K&L Wine
- Over 80% of wholesale clients are repeat customers; average same-store sales were up 51% in 2022
- Won 8 beer awards, including a double gold medal at the 2022 Tasting Alliance World Beer Competition[i]

WHY IT'S INTERESTING

Why are there so few gluten-free breweries? Beer is by far the most popular alcoholic beverage in the world,[ii] however it traditionally contains gluten, and nearly one third of Americans try to avoid gluten.[iii] Despite this fact, the United States had only 19 gluten-free breweries[iv] out of more than 9,500 total breweries in operation as of March 2022.[v]

Aaron Gervais and Stellar Cassidy, the co-founders of Otherwise Brewing, asked themselves this same question in late 2019—and within it, they found an attractive market opportunity. They found that lack of choice largely comes down to technical challenges: it is very difficult to make a gluten-free alcoholic beverage with the flavors that drinkers expect from beer. The two set out to solve these challenges by developing proprietary IP that is designed to enable Otherwise Brewing to brew gluten-free beers that taste, smell, look, and "feel" just like their gluten-containing counterparts while increasing yield. At the same time, their process uses eco-friendly grains, as it brews with grains such as oats and buckwheat that have low carbon footprints[vi] [vii] compared to barley[viii] and proso millet, which is drought resistant[ix] and has a lower carbon footprint than the commonly used brewing grain wheat.[x]

Their timing could not have been better, as the COVID-19 pandemic helped accelerate consumers' interests in making health conscious choices.[xi] Additionally, for the many health conscious alcoholic drinkers out there, the growth of spirits,[xii] hard seltzers,[xiii] wines,[xiv] and more, even non-alcoholic beer,[xv] are challenging "big beer's" dominance.[xvi xvii xviii xix] Among niche segments, the gluten-free beer market is expected to grow nearly four times as fast as the broader beer market over the coming years.[xx xxi]

Still, flavor is the most important criteria for most drinkers,[xxii] and Otherwise Brewing strives to excel in meeting


flavor expectations while stripping away barley from its fermentation process. Since releasing its first batch of beer in 2021, the company has developed a loyal following in its home market of the San Francisco Bay Area. It has also won numerous awards for its beers, even when going toe-to-toe with gluten-containing competitors in the same category.[xxiii] Additionally, it has been named a semi-finalist in the 2022 Brewbound Pitch Slam[xxiv] and a finalist in the 2023 Food Tech Challengers[xxv] emerging brand competitions. To date, the company's intrepid brewing philosophy and bold flavors have generated over $300,000 in sales and secured shelf placements with marquee retailers including Bevmo!, Total Wine & More, and Whole Foods.

Aaron and Stellar bring complementary skills to the venture, including an extensive background in the beer industry, technical brewing know-how, and previous entrepreneurial, business administration, and marketing experience. They are also supported by an advisory board of successful beer industry veterans.

Spurred on by their initial successes, the Otherwise team is raising funds to expand their sales and marketing operations, build brand awareness, and acquire a taproom location (bar and kitchen) from a third-party business. Otherwise Brewing's long-term vision is to bring delicious gluten-free beer to as many drinkers as possible, nationwide and beyond, with the goal of making their brand the go-to choice for health-conscious beer drinkers everywhere.

Video / Deck

EXECUTIVE SNAPSHOT

Otherwise Brewing makes flavorful, gluten-free beers that taste just like their gluten-containing counterparts by using a proprietary process and eco-friendly ingredients to bring the full range of craft beer styles to the nearly one in three Americans who avoid gluten.[xxvi] [xxvii]

Launched in early 2021 and based in San Francisco, Otherwise sells through both wholesale and e-commerce channels. Demand has been strong since launch: in 2022, the company saw more than a 2x increase in sales, a 51% increase in average same-store revenues, and more than double the number of direct-to-consumer unit sales. The company has also won eight medals in two international beer competitions for its offerings, including five from the Tasting Alliance's inaugural 2022 Beer Competition.[xxviii] [xxix]

Otherwise Brewing is on a mission to prove that beer doesn't need gluten to taste great, and it seeks to capitalize on growing consumer interest in healthier drinking options to become the go-to brand for discerning beer drinkers everywhere.





PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits. Unless otherwise indicated, the following perks are inclusive of lower dollar amount perks.

- **$100 - Investor Party -** Access to our exclusive annual investors' party.
- **$400 - Swag Pack - (first 200 investors) -** Otherwise-branded swag, including clothing item, coasters, pint glass, and stickers.
- **$1,200 - Pre-release Beer Tastings -** Access new beers before they're released to the general public.
- **$3,600 - Name Your Own Beer -** We'll brew a beer in your favorite style, and you get to name it (proposed beer names subject to Otherwise review.)
- **$9,000 - 20% Off Private Event Fees -** Host your parties and events at Otherwise, and you get a 20% discount off of all regular event fees and minimum charges.
- **$19,000 - Otherwise VIP Card -** Receive the cash value of your investment in credit to apply towards food and beverage purchases whenever you visit an Otherwise taproom (restrictions apply.)

COMPANY SUMMARY

Opportunity

A number of complimentary trends suggest that the time is ripe for gluten-free beer to break into the mainstream:



1. **Beer is perennially popular -** Beer is the most popular alcoholic drink, both in the U.S.[xxx] and globally.[xxxi] Unfortunately, it is traditionally produced with barley, which contains gluten.[xxxii]

2. **Gluten avoidance is mainstream** – In 2020, the NIH reported that at least two million Americans suffer from celiac disease,[xxxiii] and beyond that, surveys spanning more than 10 years have shown that over a quarter of Americans avoid gluten, regardless of any medical diagnosis.[xxxiv] [xxxv]

3. **Consumers prefer environmentally sustainable brands** – Especially among Gen Z, consumers are willing to pay up to 42% more for environmentally sustainable products.[xxxvi] Here, gluten-free brewing could be an atrractive alternative, as brewer's barley has a relatively high carbon footprint[xxxvii] and is less drought tolerant[xxxviii] compared to gluten-free alternative millet.[xxxix]

4. **Drinkers demand healthier options** - The past few years have seen the emergence of the "health-conscious drinker," especially among Gen Z consumers, who prefer to drink alcoholic beverages that are perceived as healthier for their bodies and the environment.[xl] [xli] [xlii]

Otherwise Brewing seeks to address technical challenges that make it difficult to brew flavorful gluten-free beer and enable this nascent category to become the default choice of beer drinkers everywhere using its proprietary brewing process designed to produce full-flavor, "no compromise" beers in all of the most popular craft beer styles while using entirely gluten-free, eco-friendly ingredients.



OtherWise
BREWING
Bringing together major trends in alcoholic beverage consumption
Craft Beer Flavor
Healthier Drinking
Gluten Free
Environmental Sustainability
CALROSE CRISP
RICE LAGER

Product

To date, Otherwise Brewing has used its proprietary process to release nine different, gluten-free beers across a range of styles. At any one time, the company has five beers on the market. They are typically made with rice, millet, buckwheat, and oats, and are brewed with the goal of creating flavors that are "true to style" for each beer.

All of the company's beers must meet both the FDA , California's Department of Public Health, and U.S Department of the Treasury Alcohol and Tobacco Tax and Trade Bureau (TTB) requirements for gluten-free


labeling, which means that no ingredients containing gluten are used and that special precautions are taken to prevent any gluten contamination during the brewing process.

The company's current beer selection includes the following:







Calrose Crisp	Hella Nibs	IFLS
A light and refreshing pale lager brewed with malted Calrose sushi rice and German Hallertau hops.	A full-bodied dessert stout infused with chocolate and vanilla for maximum richness.	A juicy IPA brewed with Mosaic and Ekuanot hops to create a zesty aroma and vibrant citrus and berry flavors.





MERINGUE
TANG

Meringue & Tang

A moderately tart kettle sour brewed with lemon, vanilla, and spices, inspired by lemon meringue pie.



WESTERN ADDITION

Western Addition

A classic West Coast pale ale that emphasizes hop bitterness and a pomelo-like citrus aroma.

The company has previously released the following beers, which it may rotate into its available selection from time to time:



OtherWise
BREWING
30,000
Feet
Juicy
India Pale Ale

30,000 Feet

Medium-bodied and juicy 30,000 Feet, brewed with rice malt, millet malt, and El Dorado hops, is a fruit forward,



OtherWise
BREWING
SONIC
BLOOM
naturally
gluten free
Juicy IPA

Sonic Bloom

A balanced, flavorful IPA with dominant notes of tropical fruit and citrus, brewed with millet and rice malts that leads

easy-drinking IPA that will transport your taste buds to new altitudes as you taste notes of passionfruit, good herb, and grapefruit

to a moderate sweetness and some seriously fruity hops, including Sabo, Mosaic, and Citra.


San Francisco, CA
OtherWise
BREWING
PÉCHÉ
de
PÊCHE
Sour Ale
with Peach
naturally
gluten free

Péché de Pêche

Péché de Pêche ("peach sin" in French) is a kettle sour with low bitterness and a bold, peachy punch, brewed with peach purée, lactobacillus funk, pale rice malt, and a dash of bittering hops.


San Francisco, CA
OtherWise
BREWING
GUAVA
FRESCA
naturally
gluten free
Sour Ale
with Guava

Guava Fresca

A tart, sour ale, brewed with pale rice malt, has a primary note of Guava and delivers a balanced interpretation of the kettle sour, with acidity, fruit, and malt flavors equally contributing to a refreshing drinking experience.

Use of Proceeds

If Otherwise Brewing raises the minimum ($25,000) or maximum ($500,000) offering amount, it intends to use the proceeds as follows:


Minimum
5%
95%
Intermediary Fees
Marketing


Maximum
5%
36%
23%
12%
24%
Intermediary Fees
Sales and Taproom Staff
Marketing
Taproom Acquisition
Taproom Brewing System

- **Intermediary Fees:** Fees paid to the intermediary for this offering


- **Marketing:** SEM, events, paid influencers, public relations, creative, CRM, and sales automation
- **Sales and Taproom Staff:** Payroll expenses for sales and production team hires
- **Taproom Acquisition:** Cash portion of the taproom purchase (see the Product Roadmap section below for additional information)
- **Taproom Brewing System:** The purchase of a nano-brewing system for taproom

Product Roadmap

Research and Development

Otherwise Brewing constantly develops new flavors, releasing them periodically on a rotating basis to pique consumer interest. The company also continues to invest time and resources into basic research on gluten-free brewing processes and materials, with two main goals: (1) expanding its repertoire of proprietary brewing techniques and (2) increasing the resiliency of its supply chain through raw material diversification.

Taproom Acquisition



The company plans to acquire a taproom facility in 2023, located on a busy nightlife corridor in San Francisco, CA. Currently a craft beer bar and kitchen, Otherwise believes this facility will allow it to release small-batch versions of new recipes on a weekly basis, testing them out on real customers before scaling them up for distribution.

According to the letter of intent signed by Otherwise and the seller, this acquisition is expected to be paid for with cash, common stock in Otherwise's corporate entity, and a profit-sharing note. The cash consideration for this acquisition is expected to be conditional, upon the company achieving certain performance milestones, which will be outlined in a warrant between Otherwise and the seller. This warrant has not been finalized as of May 24, 2023.

Business Model

Otherwise Brewing launched as a lean, two-person operation, outsourcing core manufacturing activities in order to minimize capital expenditures. The company maintains a number of operational partnerships that allow it to manufacture, store, and deliver beer with minimal fixed overhead costs. Today, the company utilizes brewing space within Hunters Point brewery and manages increased demand by leveraging co-manufacturer Devils Canyon Brewing Company, which produces beer during peak months. Following the taproom acquisition described above, the company anticipates moving out of Hunters Point.

The company manages its ecommerce product distribution in house, but it has wholesale delivery partnerships with Benecia Cold Storage and Hillebrand as well as retail delivery agreements with UPS and GLS. As it expands its delivery territory, Otherwise intends to partner with beer distributors to facilitate delivery and sales logistics.


Otherwise Brewing primarily generates revenue from selling beer to wholesale distributors and retail locations. However, the company also sells its beer at farmers markets in the San Francisco Bay Area and online through its website. For ecommerce orders, the company can ship beer anywhere in the state of California and orders over $100 receive free shipping. Otherwise Brewing also generates a small portion of revenue by participating in public beer events, such as Oktoberfest.

Otherwise Brewing's pricing model by channel includes:

Wholesale

	Case (24 x 16 oz)	Sixtel (5.16 gal)	Half BBL (15.5 gal)
Calrose Crisp	$69 + CRV	$88	$204
Hella Nibs	$95 + CRV	$135	N/A
IFLS	$90 + CRV	$120	$285
Meringue & Tang	$90 + CRV	$105	$245
Western Addition	$75 + CRV	$95	$225

* California Redemption Value ("CRV") is a $0.05 fee (per can) consumers pay when purchasing a canned beverage from a retailer in California

Retail, Ecommerce, and Farmers Markets

- Calrose Crisp 4-pack of 16-oz cans: $15.99
- Hella Nibs 4-pack of 16-oz cans: $22.99
- IFLS 4-pack of 16-oz cans: $20.99
- Meringue & Tang 4-pack of 16-oz cans: $20.99
- Western Addition 4-pack of 16-oz cans: $16.99

These prices may vary by location and are subject to change without notice.

USER TRACTION

Traction and Metrics

Through its first two years of operation, Otherwise Brewing has achieved several notable metrics across its customer base.

Unit Sales

Unit sales increased substantially across all channels year over year. Wholesale comprises a majority of these sales, and in both years the company met its goal of an approximately 85:15 ratio between wholesale cases and keg sales. It also more than doubled 4-pack sales to consumers.



MicroVentures



Customer Retention and Product Acceptance

Throughout 2022, over 80% of all wholesale orders placed were from repeat customers, indicating strong customer loyalty. This story continued in 2023, as an average of 80% of customer orders across the first fourth months were from repeat customers.



In addition, from 2021 to 2022, average same-store sales increased 51% year over year, demonstrating that consumer familiarity and acceptance of the brand is increasing.




Distribution Footprint

Otherwise Brewing currently sells beer to over 300 retail locations as well as at farmers markets, mostly within the San Francisco Bay Area. Notable retail locations selling Otherwise Brewing beer include BevMo!, Total Wine & More, Whole Foods, and K&L Wine Merchants.[xliii]




Source: https://www.otherwisebrewing.com/where-to-buy and Company-provided traction information

Awards

Otherwise Brewing has won several awards in the past two years for its gluten-free beers including:

- 5 medals at The Tasting Alliance 2022 Beer Competition, including one double gold medal[xliv]
- Silver medal from the BTI World Beer Championship for its IFLS Gluten-Free Juicy IPA[xlv]
- Bronze Medal from the BTI World Beer Championship for its Calrose Crisp Gluten-Free Rice Lager[xlvi]
- Silver medal from the BTI World Beer Championship for its Western Addition Gluten-Free Pale Ale[xlvii]

HISTORICAL FINANCIALS

Otherwise Brewing began generating revenue in 2021. Throughout its first year of brewing, it generated over $101,000 in product sales, which more than doubled in 2022 to $203,000. Mostly selling to wholesale customers, its profit margins for both years averaged in the mid-40%, which the company believes it can improve over time through efficiencies of scale in manufacturing and by opening its own taproom and kitchen with the proceeds from this raise. Compared to wholesale and ecommerce sales channels, brewing and selling beer in-house has the potential to improve margins.[xlviii]



*Product revenue does not include $8,378 of insurance income, which resulted from an insurance payout in August 2021.

The company's wholesale channel is its largest revenue stream. Within both 2021 and 2022, wholesale represented more than three-fourths of its total revenue, whereas direct-to-consumer channels (e-commerce, farmers market, and beer events) accounted for the remaining amount.




In the last two full years, Otherwise Brewing has incurred over $250,000 in operating expenses. Its operating expenses in 2022 increased by only 37% year over year, despite more than doubling sales over the same period.



Otherwise Brewing has been operating at a loss since inception, with the stated goal of prioritizing long-term growth over short-term profitability. That said, the company believes that the taproom acquisition described above will boost margins and make it possible to achieve profitability over the next 18 months. Macroeconomic trends will inform the company's decision of whether to prioritize profitability or growth post-acquisition. Regardless, it expects additional funding rounds and periods of unprofitability will be necessary to achieve its goal of becoming a major national brand.

Within the last two full years, Otherwise Brewing reported a net loss of approximately $48,000 in 2021 and $59,000 in 2022. Throughout 2022, Otherwise Brewing burned an average of $4,260 per month and as of May 24, 2023, had approximately $28,000 cash on hand.





Craft and Gluten-Free Beer

In the U.S., the craft beer market holds a large share of the broader beer market. For example, in 2021 craft beer held a 26.8% share of the retail beer market, representing a 10-year increase of approximately 16%.[xlix]

Craft Beer Share of Retail Beer Market in the U.S., 2012-2021



Source: Statista



In 2021, craft beer retail sales rose 21% year-over-year to $26.8 billion whereas overall U.S. beer sales increased by only 1% to around $100 billion, indicating the craft beer segment is an opportunity for brewers across the U.S.[l] According to the Brewers Association, the high growth in craft beer retail sales was due to a shift from packaged sales (cans and bottles) to bars and restaurants.[li] Covering 2022, the Association stated several market trends for the year including:[lii]

- On-premise sales (bars and restaurants) bounced back to pre-COVID trends
- 9,500 total breweries operated within the U.S., with openings of 350+, net of closures
- Supply chain challenges spread across the industry, from environmental impact concerns to ingredient procurement challenges

Within the broader global beer industry is the smaller but faster-growing segment of gluten-free beer. In 2021, the segment was valued at $5.89 billion and is projected to reach $17.40 billion by 2027, representing a CAGR of 19.7%.[liii] Several factors, such as a rising awareness of potential health benefits associated with gluten-free foods and the increasing adoption of online retailing, are expected to drive growth to the industry. Furthermore, 41% of the market's growth is projected to come from North America, according to research firm Technavio.[liv] More specifically, the U.S. is projected to remain a legacy region for gluten-free beer as the number of people affected by celiac disease continues to rise.[lv]

Breweries

According to research firm IBISWorld, the market size of U.S. breweries is valued at $33.6 billion in the beginning of 2023. Despite the overall market value decreasing at an annualized rate of 2% over the last five years, the firm projects the industry to grow 1.3% in 2023. The firm also notes that the rising per capita expenditure on alcohol is likely to represent an opportunity for the industry as breweries historically have seen an increase in sales when this metric rises.[lvi]

U.S. Brewery Count, 2015-2021

	2015	2016	2017	2018	2019	2020	2021
Craft	**4,803**	**5,713**	**6,661**	**7,618**	**8,419**	**8,905**	**9,118**
Regional Craft Breweries	178	186	202	230	240	220	223
Microbreweries	2,684	3,319	3,956	4,518	1,917	1,898	1,886
Taprooms					3,091	3,471	3,708
Brewpubs	1,941	2,208	2,503	2,870	3,171	3,302	3,307
Large/Non-Craft	44	67	106	104	111	120	129
Total U.S. Breweries	**4,847**	**5,780**	**6,767**	**7,722**	**8,530**	**9,025**	**9,247**

Source: Brewers Association

Venture Financing



MicroVentures

Otherwise Brewing competes within the brewery industry, which saw total venture funding of $413.36 million in 2022, marking the second highest year on record. In 2022, the median post-money valuation rose to an all-time high of $12.47 million, a 21% year-over-year increase from 2021's previous all-time high of $10.34 million. Additional venture funding highlights from the industry include:[lvii]

- Median deal size of $770,000 in 2022, the second highest number on record
- All-time high median pre-money valuation of $9.75 million in 2022
- Total venture funding of $2.13 billion from 2012 to 2022

Capital Invested and Deal Count in the Brewery Industry, 2012-2022



Source: PitchBook Data, Inc.

COMPETITORS



Buck Wild Brewing: Based in Oakland, California, Buck Wild Brewing is a gluten-free brewery inspired by the diverse wilderness surrounding the state of California. The company operates a taproom where it serves gluten-free beers such as Alpenglow (a hazy IPA), Salvaje (a Mexican-style lager), Scarlet Sunset (a fruited sour), and several more. Furthermore, the company enables customers to order 4-packs and cases online through its website and have them shipped directly to their house.[lviii] In addition to beer, Buck Wild also provides several food options at its taproom and hosts private events and weddings. In 2022,



Buck Wild's hazy IPA Alpenglow won a gold medal in the gluten-free beer category at the Great American Beer Festival.[lix]



Divine Science Brewing: Divine Science Brewing is a Tustin, California-based brewery that offers gluten-free beer and pre-packaged gluten-free snacks. The company operates a taproom in Tustin which provides several gluten-free craft beers such as Third Contact IPA, Event Horizon Blonde, Moka Diosa Stout, and more. Divine Science uses ingredients like rice, millet, buckwheat, and corn to produce its gluten-free beers.[lx] In addition to its taproom, the company's beer can be purchased from several major retailers around the state of California like BevMo! and Total Wine & More as well as smaller retail locations like California Fresh Market and Bristol Farms.[lxi] Additionally, select Divine Science beers can be purchased on food delivery platforms GoPuff and Instacart.[lxii] [lxiii]



Ghostfish Brewing Company: Founded in 2013, Ghostfish Brewing Company is a Seattle-based brewery that produces gluten-free beer primarily made from malted millet and buckwheat. The company offers several gluten-free beers at its Seattle brewery and taproom such as Grapefruit IPA, Vanishing Point Pale Ale, Kick Step IPA, and more as well as several seasonal flavors like Lunar Harvest Pumpkin Ale. The company also sells its beer through several retail partners across the U.S., Canada, and the UK as well as at Lumen Field and T-Mobile Park in Seattle.[lxiv] Ghostfish customers can also order canned beer through its website and have it shipped to U.S. states that allow for alcohol shipments.[lxv] Ghostfish produced around 5,000 barrels of beer in 2021 and in 2022 the company announced it was opening a second brewery in Upstate New York that will have the capacity to produce an additional 3,500 barrels per year.[lxvi]



Holidaily Brewing Company: Founded in 2016, Colorado-based Holidaily Brewing Company is a gluten-free brewery that offers several craft beers such as Favorite Blonde Ale, Riva Stout, Patchy Waters, and several more. The company sells its beer through two taprooms in Golden and Greenwood, Colorado as well as in select retail stores in California, Arizona, Texas, Colorado, Kansas, Wyoming, and Oklahoma.[lxvii] Since inception, Holidaily has received several awards for its gluten-free beer including medals at the 2019,[lxviii] 2021,[lxix] and 2022[lxx] American Beer Festival as well as a bronze medal at the 2021 U.S. Open Beer Competition.[lxxi] Holidaily claims to have grown 850% since its launch in 2016 and is reportedly the largest dedicated gluten-free brewery in the U.S.[lxxii]

EXECUTIVE TEAM



Aaron Gervais, Co-Founder and CEO: Aaron Gervais co-founded Otherwise Brewing in 2019 and has served as the company's CEO since inception. As CEO, Aaron is responsible for managing day-to-day activities from marketing and product development to regulatory compliance and brewery operations. Prior to Otherwise Brewing, he served as Head of Strategic Communications at ReputationDefender for three and a half years before it was acquired by NortonLifeLock in 2021.[lxxiii] After the acquisition, Aaron joined NortonLifeLock as Head of Marketing where he currently works part-time in addition to his role at Otherwise Brewing. He also ran a nonprofit



organization called Elevate Ensemble for nearly five years and served as Head of Strategic Communications at Reputation.com for four years. He also designed and launched an iOS app for music education in 2018. Aaron holds Bachelor of Music in Music Composition from the University of Toronto and a Master of Arts in Music Composition from UC San Diego.



Stellar Cassidy, Co-Founder and Head of Sales: Stellar Cassidy co-founded Otherwise Brewing alongside Aaron in 2019 and currently serves as Head of Sales, where she's responsible for all business tasks related to sales, account management, marketing, social media, and events. In addition to her role at Otherwise Brewing, she also serves as a part-time manager at a beer bar/lounge called The Church Key. Additionally, over the years, Stellar has held other beer-related roles such as purchasing agent, sales representative, and event planner at notable Bay Area beer companies including City Beer Store. She holds a Cicerone beer certification, which is the beer equivalent of a sommelier.

PAST FINANCING

Otherwise Brewing has raised a total of $330,000 since inception. $80,000 came from friends and family, who invested in ownership interests in Otherwise Brewing LLC. These interests have been converted into shares in OWB Holdings, Inc., which wholly owns Otherwise Brewing LLC. $50,000 came from a private investor, who was issued a SAFE with a $2.5 million post-money valuation cap. $200,000 was raised from CEO Aaron Gervais, who received a promissory note with a 3% annual interest rate. For additional details relating to these capital raises, please refer to the Capitalization and Ownership section of the Form C.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $500,000
Valuation Cap: $2.5 million
Conversion Provisions: In connection with an equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock at a price based on the lower of (A) the price per share paid for preferred stock by investors in the qualified equity financing or (B) the price per share based on a $2.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Brewbound: Finalists Selected in 2022 Brewbound Pitch Slam Competition
SF Gate: The Craft Breweries Opening in 2020 That Will Change the Bay Area's Beer Scene
Brewstilled: Talking Craft Beer with Otherwise Brewing from San Francisco
Tasting Alliance: The Tasting Alliance 2022 Beer Competition Results
Go Solo: Beer Beyond Barley – Otherwise Brewing
Food Tech Challengers: Otherwise Brewing named as a finalist in Food Tech Challengers' Function Fool Category for 2023

RISKS

Investment Risk



MicroVentures

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Shortage of crops that are used in our brewery processes, including hops, rice, millet, buckwheat, and oats,
- Rapidly changing consumer preferences and market trends,
- Inability to raise sufficient capital to execute on planned business expansion opportunities,
- Inability to maintain strategic relationships with business partners, including our proprietorship agreement with Hunters Point,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,



- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://thetastingalliance.com/results/tta-beer-comp/

ii https://liquorlaboratory.com/whats-the-most-popular-alcohol/

iii https://civicscience.com/interest-in-gluten-free-foods-is-hot-among-gen-z-consumers-and-qsr-diners/

iv https://bestglutenfreebeers.com/5-dedicated-gluten-free-breweries-us/

v https://www.brewersassociation.org/year-in-beer/

vi https://www.healabel.com/oat-benefits/

vii https://www.healabel.com/buckwheat-benefits/

viii https://www.healabel.com/barley-benefits/

ix https://www.cobizmag.com/is-millet-the-the-next-quinoa/

x https://earth911.com/home-garden/millet-for-the-environment-and-better-nutrition/

xi https://www.weforum.org/agenda/2022/02/megatrends-future-health-wellness-covid19/

xii https://www.distilledspirits.org/news/distilled-spirits-council-annual-economic-briefing-consumer-demand-for-premium-spirits-helped-drive-12th-consecutive-year-of-spirits-u-s-market-share-gains/

xiii https://www.grandviewresearch.com/industry-analysis/hard-seltzer-market

xiv https://www.grandviewresearch.com/industry-analysis/us-wine-market

xv https://wineindustryadvisor.com/2021/10/12/nielseniq-newly-released-beverage-trends

xvi 2021 Drizzly Consumer Report

xvii https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

xviii https://extension.psu.edu/alcoholic-beverage-consumption-statistics-and-trends-2022

xix https://news.gallup.com/poll/467507/percentage-americans-drink-alcohol.aspx

xx https://www.researchreportsworld.com/global-gluten-free-beer-industry-research-report-competitive-landscape-market-21534256

xxi https://www.statista.com/outlook/cmo/alcoholic-drinks/beer/worldwide

xxii https://extension.psu.edu/alcoholic-beverage-consumption-statistics-and-trends-2022

xxiii https://thetastingalliance.com/results/tta-beer-comp/

xxiv https://www.brewbound.com/videos/brewbound-pitch-slam-semifinal-round-1

xxv https://foodtechchallengers.com/top-60

xxvi https://civicscience.com/interest-in-gluten-free-foods-is-hot-among-gen-z-consumers-and-qsr-diners/

xxvii https://www.foodnavigator-usa.com/Article/2013/03/08/30-of-US-adults-trying-to-cut-down-on-gluten-claims-NPD-Group

xxviii https://thetastingalliance.com/results/tta-beer-comp/



xxix https://www.tastings.com/Beer-Review/Otherwise-Brewing-Western-Addition-Gluten-Free-Pale-Ale-USA-12-16-2022.aspx?Id=MR

xxx https://news.gallup.com/poll/467507/percentage-americans-drink-alcohol.aspx

xxxi https://liquorlaboratory.com/whats-the-most-popular-alcohol/

xxxii https://www.alcoholrehabguide.org/alcohol/types/

xxxiii https://www.niddk.nih.gov/health-information/digestive-diseases/celiac-disease/definition-facts

xxxiv https://news.unl.edu/newsrooms/today/article/study-concludes-americans-self-diagnose-to-adopt-gluten-free-diets/

xxxv https://www.foodnavigator-usa.com/Article/2013/03/08/30-of-US-adults-trying-to-cut-down-on-gluten-claims-NPD-Group

xxxvi https://www.forbes.com/sites/gregpetro/2022/03/11/consumers-demand-sustainable-products-and-shopping-formats/?sh=979e9f26a062

xxxvii https://www.healabel.com/barley-benefits/

xxxviii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7403471/

xxxix https://www.healabel.com/millet-benefits

xl https://www.fsrmagazine.com/fsr/expert-insights/fun-without-guilt-4-beverages-health-conscious-drinker

xli https://www.brewbound.com/news/to-attract-health-conscious-consumers-brewers-focus-on-functional-ingredients/

xlii https://www.evergi.com/blog/functional-beverage-trends

xliii https://www.otherwisebrewing.com/where-to-buy

xliv https://thetastingalliance.com/results/tta-beer-comp/

xlv https://www.tastings.com/Beer-Review/Otherwise-Brewing-IFLS-Gluten-Free-Juicy-IPA-USA-12-16-2022.aspx

xlvi https://www.tastings.com/Beer-Review/Otherwise-Brewing-Calrose-Crisp-Gluten-Free-Rice-Lager-USA-12-16-2022.aspx

xlvii https://www.tastings.com/Beer-Review/Otherwise-Brewing-Western-Addition-Gluten-Free-Pale-Ale-USA-12-16-2022.aspx

xlviii https://www.themadfermentationist.com/2019/03/the-economics-of-opening-brewery.html

xlix https://www.statista.com/statistics/1093653/craft-beer-dollar-share-of-us-beer-market/

l https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

li https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

lii https://www.brewersassociation.org/year-in-beer/

liii https://www.researchreportsworld.com/global-gluten-free-beer-industry-research-report-competitive-landscape-market-21534256

liv https://www.technavio.com/report/gluten-free-beer-market-industry-analysis?utm_source=prnewswire&utm_medium=pressrelease+&utm_campaign=autov8s_rep1_wk47_2022_007&utm_content=IRTNTR73125

lv https://www.transparencymarketresearch.com/glutenfree-beer-market.html

lvi https://www.ibisworld.com/united-states/market-research-reports/breweries-industry/

lvii PitchBook Data, Downloaded January 24, 2023

lviii https://commerce.arryved.com/location/BXhN2cPW/modality/delivery/

lix https://www.mercurynews.com/2022/10/21/a-west-oakland-brewery-just-won-big-at-the-great-american-beer-festival/

lx https://divinesciencebrewing.com/contact-us-divinesciencebrewing/

lxi https://divinesciencebrewing.com/gluten-free-beer-finder/



[lxii] https://www.gopuff.com/p/divine-science-brewing-third-contact-ipa-4pk-16oz-can/p28526
[lxiii] https://www.instacart.com/products/25139372-divine-science-brewing-particle-haze-india-pale-ale-16-fl-oz
[lxiv] https://ghostfishbrewing.com/beer-finder/
[lxv] https://ghostfishbrewing.com/buy-online/
[lxvi] http://washingtonbeerblog.com/ghostfish-brewing-opening-a-second-brewery-this-one-in-new-york/
[lxvii] https://holidailybrewing.com/beer-locator/
[lxviii] https://beerinfo.com/2019-great-american-beer-festival-medal-winners/
[lxix] https://www.greatamericanbeerfestival.com/the-competition/2021-gabf-winners/
[lxx] https://www.greatamericanbeerfestival.com/the-competition/2022-winners/
[lxxi] https://usopenbeer.com/2021_us_open-medal-winners/
[lxxii] https://www.craftbrewingbusiness.com/featured/distribution-update-nbwa-receives-power-of-a-gold-award-gluten-free-holidaily-brewing-arrives-in-austin-21st-amendment-goes-to-tenn-and-way-more/
[lxxiii] https://www.reputationdefender.com/nortonlifelock

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

OWB Holdings Inc.
368 Clorinda Ave.
San Rafael, CA 94901

Ladies and Gentlemen:

The undersigned understands that OWB Holdings, a corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated May 25, 2023 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on July 17, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

1

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the

Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	OWB Holdings Inc. 368 Clorinda Ave. San Rafael, CA 94901 Attention: Aaron Gervais
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

OWB Holdings Inc.
By_____   Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

OWB Holdings Inc.

CROWD NOTE

FOR VALUE RECEIVED, OWB Holdings, a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Offering End Deadline**" is July 17, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's

securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

OtherWise
BREWING

San Francisco, CA

Delicious craft beer—without the gluten

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Table of Contents

Opportunity Overview

Marketing Strategy

Sales & Product Strategy



Opportunity Overview



Beer has a Gluten Problem



 27% of Americans reported avoiding gluten-free foods some or all of the time[1]*
Gluten-Free Products CAGR: 7.2%[2]

 Beer is most drinkers' #1 alcoholic beverage choice[3]

 Making true-to-style gluten-free beer can be challenging[4]

*Data reported as of 2022

Most consumed beverages

	U.S.[5]	World[6]
1	Water	Water
2	Carbonated Soft Drinks	Coffee
3	Coffee	Tea
4	Beer	Beer

We Aim to Solve Gluten-free Beer

R&D + proprietary IP + gluten-free ingredients = You won't believe it's gluten free

OtherWise BREWING
HELLA NIBS
IFLS
WESTERN ADDITION
CALROSE CRISP
GUAVA FRESCA

Wide range of trendy styles

Craft beer fans

Health-conscious drinkers



Popular with multiple demographics



Gluten-free consumers





GLUTEN FREE

Global Beer & Alternatives Market Visualized



Big Beer
(Bud, Coors, Heineken, etc.)
$768.17B[15]
3.68% CAGR

Gluten Free
$5.9B[19]
19.79% CAGR

Non-Alcoholic[18]
$16.7B
8.50% CAGR

Hard Seltzer[17]
$8.6B
19.79% CAGR

Craft Beer[16]
$103.9B
11.20% CAGR

Gluten-free Beer:
Positioned to merge consumer trends

 "Big Beer" losing market share to alternatives for 12+ years[7]

 Craft beer has until recent years picked up roughly half of Big Beer's lost market share[8]

 "Healthier" categories have shown the fastest growth in recent years[9, 10, 11, 12, 13]

 Gluten-free beer = Craft beer flavor with a health-conscious perk[14]

6

U.S. Market Size

Gluten-free is a nascent but rapidly growing segment of the U.S. beer industry [20]

Market potential calculations

Adults avoiding gluten	~ 49M* [22]
Adults who enjoy beer	39% [23]
"Gluten avoiders" who enjoy beer	~ 19M

Annual per capita beer consumption	28.2 gal [24]
Estimated brewery revenue/gal**	$32
Gluten-free beer market potential	$16B

*25% multiplied by an estimated 21+ population of 197 million Americans [25]
** Estimated assuming an average return of $1,000/BBL, which represents 31 gallons, across all packaging types.



Beer and Alternatives
$109B [21]

Gluten-free beer market potential
$16B

Our IP = Tasty Gluten-free Beer

True-to-style flavor

No unfamiliar tastes or aromas

Mouthfeel

Palate sensation brewed to mirror that of normal beer

Head retention

Style-appropriate levels of foam and lacing


San Francisco, CA
OtherWise
BREWING
CALROSE
CRISP
RICE LAGER
naturally gluten free
A refreshing pale lager made with one of the world's premier sushi rices
1 PINT (473 ml)
5.0% ALC/VOL

Pricing

Brewed to increase yield and priced competitively

Shelf life

Flavor stability designed to last longer than that of normal beer

Flexibility

Wide range of gluten-free ingredients can be used

Traction

Key growth metrics:

- 100%+ YoY product sales growth (vs. 8% for the industry*[26])
- 300+ wholesale locations
- 80%+ of accounts become repeat customers**

Tasting Alliance World Beer Competition: [27]

- 5-time award winner, including 1 double-gold medal

Offered by major retailers: BevMo! Total Wine & MORE WHOLE FOODS MARKET


Bay Area retailers
with recent orders
Santa Rosa
Sebastopol
Guerneville
Bodega Bay
Petaluma
Sonoma
Napa
St Helena
Vacaville
Fairfield
Winters
Dixon
Davis
Vallejo
Point Reyes National Seashore
Gulf of the Farallones
Walnut C
Mt Diablo
Pleasanton
Hayward
Fremont
Half Moon Bay

9

*Based on 2021 industry data

** According to company-provided customer statistics for 2022

Team

Stellar Cassidy
Head of Sales

10+ years beer industry experience:

Sales, purchasing, FOH, marketing

Cicerone beer certification

Alumna of prestigious Bay Area beer businesses



Aaron Gervais
CEO, Head Brewer

Previous entrepreneurial ventures in tech & arts

Marketer, sales leader, and classical composer

5 years experience running a nonprofit organization

Nearly a decade of brewing experience

Advisors:

Sean Silvera, Co-founder
Lagunitas Brewing Company

Ron Silberstein, Founder & CEO
Admiral Maltings

Business Model & GTM

Sales Channel	**Wholesale** Broad scale	**eCommerce/ Subscriptions** Regional scale	**Taproom Sales (acquisition pending)** Local scale
Margins, Formats, Pricing*	Gross margin 50-60% Kegs $80-$400 Cans/bottles (case) $50-$95	Gross margin 60-70% Cans/bottles (4-pack, 6-pack) $15-$25	Gross margin 90% Draft beer (serving) $5-$10
GTM Overview	CRM-based prospecting Sell sheets Displays & shelf-talkers In-store tastings	Social media SEO Influencer campaigns Online ads Reviews & press	Word of mouth Events calendar Collaborations Branded merchandise

*Represents target margins and pricing, which may vary from actual results





Taproom Acquisition

Overview

- Existing craft beer bar with kitchen
- Location: busy San Francisco nightlife corridor
- LOI in place

Rationale

Higher margins: Potentially a faster path to profitability

Branding: One of the 1st GF taproom in San Francisco

Market research: Test new recipes before scaling

Right-sized: Lean operation, low OpEx

Terms of Sale

- $60,000 cash*
- $75,000 common stock
- $45,000 profit-share note

This cash payment is expected to be conditional upon achievement of Company milestones, following the signing of a warrant between Otherwise and the seller. This warrant has not been finalized as of May 24, 2023.

Competitive Landscape

Delicious beer + gluten free = beer for everyone

	Advantages	Disadvantages
Gluten-free Breweries	Some brand recognition	Don't have our IP: beer not "true to style"
	Greenfield: Only 7 brands with a presence beyond their home state	Forced to market their beer as a niche product
Craft Breweries	Large, well-capitalized, pervasive	Investing in "true to style" gluten-free beer would require extensive process and equipment re-tooling[32]
		Poor track record in pursuing beer "alternatives" market
Beer Alternatives	Gluten free	Lack complexity of beer: essentially flavored water
	Popular, trendy, rapid growth	Unproven demand: Are they fads?



Funding Ask

$500,000 Seed round

Use of Funds

- Sales and Taproom Staff — 36%
- Marketing — 23%
  SEM, events, influencers, public relations, creative, CRM, sales automation
- Taproom Acquisition — 12%
  Cash portion of taproom purchase
- Taproom Build-Out — 24%
- Intermediary Fees — 5%

Growth Plans & Recent Industry Exits

1 **Depth before breadth**
Focus on brand awareness
Learn fast, fail locally, scale what works

2 **Self-distribution for leverage**
In-house & 3rd-party delivery in CA
Strong brand can help distribution negotiations

3 **National growth, vertical integration**
Distribution partners to grow nationally
Capacity expansion, supplier acquisition may boost margins

4 **New health-focused product lines**
Non-alcoholic and low-calorie beer offerings
Expand addressable market by capturing synergistic trends

Craft beer acquisition landscape

Major beverage companies continue to make strategic acquisitions of breweries.

Date	Acquirer	Acquiree	Amount
2022	Sapporo[28]	Stone	$165M
2022	Monster Beverage[29]	CANarchy	$330M
2022	Royal Unibrew[30]	Hansa Borg	$286M
2021	Kirin/Lion[31]	Fermentum	~$350M

Taphouse Brewery Build-out

On-site beer production rationale:

1. Requirement of state brewery license
2. Can offer a wider range of styles
3. Taproom sales historically provide higher margins than other brewery sales channels[33]



Proposed brewing system: SS Brewtech 1 BBL Nano

Brewery Buildout Breakdown*
(pricing includes 20% padding for overruns)

Nano Brew System + Accessories	$29,000
Cellar/Fermentation	$35,000
Facility Upgrades + Permits	$40,000
Storage Upgrades + Incidentals	$19,000
Total	$123,000

*Expected costs

Marketing Strategy



Approach: Learn fast, fail small, scale what works

Brand awareness is Goal #1



Brand values front & center

We believe clear, consistent messaging is key to creating a memorable brand personality in the minds of consumers

Experiment at the local level

Try a variety of marketing tactics at the local level to see what provides the best ROI

Scale up successful approaches

Take successful local approaches and ramp them up in other markets

Brand Positioning

OtterWise BREWING

Vision. A world where everyone has access to high-quality, delicious beer, regardless of dietary restrictions.

Mission To become synonymous with innovation in beer produced with alternative ingredients.

Taglines Beer beyond barley
Naturally gluten free
Tastes better, feels better

Audience
Primary

Health-conscious drinkers
Gluten-free consumers

Secondary Craft beer fans

Promise Delicious beer, naturally gluten free.

Personality Friendly. Enthusiastic. Curious.

Values
Functional

Health
Flavor
Quality

Emotional

Inclusive
Caring
Inspired

Voice Upbeat. Conversational. Transparent.

Initiatives

	Pre-funding	Post-funding (added to others)
Wholesale Growth	Email sequencing/cold calls In-person sales visits In-store tastings Account education	ZoomInfo/sales automation Displays/signage Distro partnerships
D2C Growth	Farmers market booth Email outreach Philanthropy Special events *(Celiac awareness, mindful drinking, etc.)*	Taproom sales Merch/giveaways Social media advertising Product videos/photography
Brand Awareness	Influencer outreach/samples Social media posting Press releases Awards/competitions	Local radio advertising Podcast advertising/sponsorship Social media advertising PR consultant



Customer Persona

Health-Conscious Drinker

Enjoys drinking, but wants to make healthier lifestyle choices without resorting to total abstinence. May or may not be gluten free. May or may not have much knowledge of beer styles and ingredients.

Age
30-50

Gender
Female leaning

Interests
Health and wellness
Low calorie/low alcohol
"Clean eating"

Taste Preferences
Classic beer styles
Fruity modern styles

Beer Knowledge
Low to moderate

Gluten-Free Knowledge
Low to moderate

Price Sensitivity
Moderate

Preferred Format
Packaged beer for off-premise/home consumption

Trust Builders
Availability at mainstream retailers
Recommendations by friends
Influencer marketing

22



Customer Persona

Gluten-Free Drinker

Enjoys beer but has had to give it up due to a gluten intolerance, whether diagnosed or perceived. On the lookout for gluten-free beer options. Understands which products contain gluten and generally avoids them.

Age

21+

Gender

Male and Female

Interests

Gluten-free living
Craft beer trends

Taste Preferences

Wide variety

Beer Knowledge

Moderate to high

Gluten-Free Knowledge

High

Price Sensitivity

Low

Preferred Format

Packaged beer, on and off premise
Draft beer only in GF-friendly establishments

Trust Builders

Availability at gluten-free eateries
Gluten-free endorsements
Careful manufacturing processes



Customer Persona
Craft Beer Drinker

Enjoys craft beer and actively seeks out interesting breweries. Is not avoiding gluten or concerned with the healthfulness of beer. Likes to learn about beer styles and try new things. Drinks for flavor, not just inebriation.

Age
25-45

Gender
Male leaning

Interests
Craft beer trends
Local breweries

Taste Preferences
Trendy styles like hazy
IPAs and fruit sours

Beer Knowledge
Moderate to high

Gluten-Free Knowledge
Low to none

Price Sensitivity
Low to moderate

Preferred Format
Draft beer

Trust Builders
Availability in trendy drinking establishments
Recommendations by friends or bartenders

Sales & Product Strategy



Sales Team Organization & Growth Plan



Head of Sales

1. Local Learnings

Launch locally and learn from our mistakes at the small scale

Develop sales playbook and processes necessary to support a larger remote team

2. Remote Expansion

Hire remote reps in key markets to grow our footprint

Outside Sales

Visit key accounts, develop relations

SDRs

Work contact lists, set up meetings

Regional Teams

Manage sales in key metro areas

BizDev

Cultivate chain grocery accounts, etc.

Pricing Strategy

	Wholesale	**eCommerce**
Current	• Cans/bottles: match craft beer industry standards • Kegs: 10–15% above industry standards	• Target high end of consumer price expectations • Minimum order enough to offset delivery charges
Post-Money	• Target prices in 80th percentile across product lines • Position as a premium brand worth paying for • Still affordable enough that new accounts are willing to try	• Target prices in 80th percentile across product lines • Offer smaller minimum orders, free shipping

Product Release Strategy



Current Strategy

Maximize batch sizes to maximize runway

Focus on extending shelf life through good manufacturing practices and cold storage

After Taproom Launch

"Right size" batch sizes to increase scarcity

Release more frequently, focus on novelty, buzz

After Production Facility Launch

Release to balance growth and margins

Add new health-focused lines (e.g. non-alcoholic, low-calorie)

1

2

3

Delivery logistics

We believe building a strong local brand with California self-distro positions us favorably for future distributor partnerships

Self-distribution



Hillebrand Last Mile
(3rd-party delivery)

Localest
(3rd-party delivery)

Distributor Partnerships



Sources

1 https://civicscience.com/interest-in-gluten-free-foods-is-hot-among-gen-z-consumers-and-qsr-diners/

2 https://www.alliedmarketresearch.com/press-release/gluten-free-products-market.html

3 https://news.gallup.com/poll/467507/percentage-americans-drink-alcohol.aspx

4 https://brulosophy.com/2021/01/14/beer-without-barley-a-primer-on-gluten-free-brewing/

5 https://www.statista.com/statistics/387199/us-consumption-share-of-beverages-by-segment/

6 https://bootstrapbeverages.com/blog/most-consumed-beverages-around-the-world/

7 https://www.cnbc.com/2022/10/27/beer-is-on-pace-to-lose-its-leading-share-of-the-us-alcohol-market.html

8 The Bucket is Still Leaking—Why Isn't Craft Growing More? Bart Watson, November 2, 2021

9 https://www.grandviewresearch.com/industry-analysis/us-wine-market

10 https://www.grandviewresearch.com/industry-analysis/hard-seltzer-market?

11 https://wineindustryadvisor.com/2021/10/12/nielseniq-newly-released-beverage-trends

12 https://www.distilledspirits.org/news/distilled-spirits-council-annual-economic-briefing-consumer-demand-for-premium-spirits-helped-drive-12th-consecutive-year-of-spirits-u-s-market-share-gains/

13 2021 Drizzly Consumer Report

14 https://www.fsrmagazine.com/bar-management/why-health-oriented-beers-are-having-their-moment

15 https://www.fortunebusinessinsights.com/beer-market-102489

16 https://www.imarcgroup.com/craft-beer-market

17 https://www.acumenresearchandconsulting.com/hard-seltzer-market

18 https://www.researchandmarkets.com/reports/5606775/non-alcoholic-beer-global-market-report-2022

19 https://www.researchreportsworld.com/global-gluten-free-beer-industry-research-report-competitive-landscape-market-21534256

20 https://www.technavio.com/report/gluten-free-beer-market-industry-analysis

21 https://www.statista.com/forecasts/944461/total-beer-market-size-in-the-us

22 https://news.unl.edu/newsrooms/today/article/study-concludes-americans-self-diagnose-to-adopt-gluten-free-diets/

23 https://news.gallup.com/poll/353858/alcohol-consumption-low-end-recent-readings.aspx

24 https://beerinfo.com/beer-consumption-by-state-per-capita/

Sources

25 https://www.infoplease.com/us/census/demographic-statistics

26 https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

27 https://thetastingalliance.com/results/tta-beer-comp/

28 https://www.brewbound.com/news/sapporo-closes-on-acquisition-of-stone-brewing/

29 https://www.beveragedaily.com/Article/2022/01/17/Monster-enters-alcohol-category-with-CANarchy-Craft-Brewery-Collective-acquisition

30 https://www.foodbev.com/news/royal-unibrew-takes-full-control-of-norways-hansa-borg-bryggerier/

31 https://www.thedrinksbusiness.com/2021/11/lion-gets-go-ahead-for-craft-beer-takeover/

32 https://www.craftbrewingbusiness.com/news/gluten-free-craft-beers-are-trending/

33 https://www.craftbrewingbusiness.com/featured/economics-tap-room-vs-distribution-craft-breweries/



Thank you!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay: Otherwise Brewing]

Hi, I'm Aaron Gervais, CEO and co-founder of Otherwise Brewing.

And I'm Stellar Cassidy, Director of Sales and also co-founder of Otherwise Brewing.

We started Otherwise, because there were next to no beer options out there for people who are gluten-free.

We believe that every drinker, regardless of dietary restrictions, should have access to delicious, world-class beer and all of the latest craft styles.

It took a lot of research and effort, but we came up with a proprietary process to do just that. We can make gluten-free beers that can go toe-to-toe with the offerings of any craft brewery out there.

I'm out in the field, each day, talking to our accounts, talking to beer drinkers, and everyone is super enthusiastic about what we've been doing. In fact, we've barely been able to keep up with demand.

That's why we're currently raising funds; to help expand the company and bring gluten-free beer to as many people as possible. We hope you'll join us on our journey.

Cheers. Cheers!

EXHIBIT G

Webinar Transcript

Bill Clark:

Hi, everyone. My name is Bill Clark, and I'm the CEO of MicroVentures. Thanks for joining us today. Today we have Aaron Gervais with us. He's the Co-Founder and CEO of Otherwise Brewing. He's going to go over his pitch deck today. And if you have any questions, you can ask those questions on the website. There's a place for questions and answers and he'll review that, and he'll get back to you. So, with that, I'm going to pass it off to you, Aaron, and you can start. Welcome.

Aaron Gervais:

Thanks, Bill. It's a pleasure to be here and appreciate the opportunity to talk through the pitch and provide a little bit more color that you might not get if you're just clicking through on the website. So, as you mentioned, I'm the CEO and Co-Founder of Otherwise Brewing, we're a gluten-free brewery based in San Francisco. So, to start off here, we have the required legal notices if you'd like to read this and please pause the video at this point and then you can go through that. But all of this should be available on the offering page as well.

The way I like to start these conversations is to ask a question. I'll often say, "Do you know anyone who's avoiding gluten?" And then I will follow up and say, "I bet I can guess the answer," because it's nearly one in three Americans at this point. If surveys are to be believed, we've seen some statistics here.

Just jump over to the next slide, some statistics. This one here, 27% of Americans reported avoiding gluten-free foods some or all of the time.[i] I've looked at several surveys going back over 10 years and it's always between 1/4 and 1/3 of Americans give this answer.[ii] [iii] [iv] [v] So, it's very mainstream at this point. It's not something that's going away. A lot of people feel better when they're avoiding gluten.[vi]

That's a problem for beer. Beer contains gluten, and it's very difficult to make a gluten-free beer that tastes the way beer drinkers expect their beers to taste.[vii] So while beer is the number one alcoholic beverage in the world,[viii] I think it's a safe assumption to make that there are growing numbers of drinkers who are avoiding beer because of the gluten content.

We've come up with a solution. We did our research. We have a proprietary approach and we can make gluten-free beer that tastes just like regular beer. There's no limitations on the style. We've made traditional beers, modern beers, everything in between. And we've found that it's popular with multiple different groups, gluten-free consumers, which you might expect, but also craft beer fans who just like the beer for the flavor.

And then this third group, health-conscious drinkers, this is perhaps the largest slice of the pie. This is sort of our label for those people who fill out that survey question that they avoid gluten some of the time. They feel that it's better to avoid gluten when there's a gluten-free option. They may not necessarily be gluten-free all the time, but it is their preference when there is that choice available. And we've seen very strong reception from people in this category as well.

So, we think gluten-free beer is really positioned well to merge several trends that we see in the consumer alcohol space right now. I put together this diagram of the global beer and alternatives markets. As you can see the big beer brands, things like Budweiser and Coors, they've been losing market share now for going on 12 years.[ix] Traditionally, most of that has gotten picked up by the craft beer scene.[x]

But increasingly in recent years, you're seeing other healthier categories pop up. It's common enough there's a word for this in the alcohol space. It's called "better for you." There's a bunch of drinkers who want to enjoy alcohol, but they all want also want to do it in a responsible way, whether that means lower calorie or avoiding an allergen like gluten or lower alcohol. So, you see these healthier categories growing faster than the other categories as a whole.[xi xii xiii xiv xv]

Gluten-free is small but growing quickly within the space. And it has an advantage because it has the flavor of craft beer. At least when you do it properly it does, but it also has the health advantages of the gluten-free lifestyle.[xvi] So, we looked at how big this market could be. We wanted to come up with the bottom-up calculation here, so we looked at some statistics. The number of adults who avoid gluten roughly 49 million.[xvii]

The number of adults who enjoy beer. It's, you know, roughly 39%.[xviii] Two out of five. You put that together and you come up with roughly 19 million American adults who would like to have a beer but maybe avoiding it because of the gluten. If you multiply that by some average statistics for brewery revenues per volume of beer produced to come up with a gluten-free beer market of roughly $16 billion in the United States alone.[xix xx]

So, we definitely would love to be the leader in this new growing space. And the reason we think we can do it is because of our IP. When you have one of our beers, there's nothing strange to get used to in terms of the aroma or the flavor. It looks like beer in the glass feels like beer in your mouth. We've also come up with improvements through a process that allow us to be competitive on pricing. We're seeing the same or better shelf life as traditional beers.

And we have flexibility in terms of the raw materials we can use. This is important with climate change. We can brew with some crops that have a lower carbon footprint[xxi xxii xxiii] or more drought tolerant than traditional green grains.[xxiv] So, that positions us advantageously as well going forward into the future with climate change. So, we launched our first beer into the market at the start of 2021 and we were focused here on our home market of the Bay Area, trying to really go deep on here and test it out, make sure that other people like the product as much as we do.

And... and we've seen some great traction so far. In our second year we double our sales. We at the time of the slide we had it just over 250 wholesale accounts. Right now, it's... it's coming up on 300 of the accounts become repeat customers. So, they continue ordering again and as their customers come to them and buy our beer, they like what they're tasting, they're coming back for more. Another great statistic that isn't listed here is that we looked at.

Same store sales year-over-year and those were up 51%. So, stores that had us in 2021 and then and those same stores on average sold or bought 51% more beer from us in 2022. So, definitely it is a story not just of new customers but also velocity as people like it, it becomes their preferred choice or at least that's how we read the data.

We've won some awards for a beer. This tasting alliance is listed here with five awards.[xxv] Since this time, we've won another three awards[xxvi xxvii xxviii] with the Beverage Testing Institute bringing them up to 8 total and we're offered by major retailers across the Bay Area. One new one that we've added to the next recently is Mollie Stone's.[xxix] So, in terms of our story, as I mentioned, I'm the CEO and the Head Brewer. I came up with the recipes. My background is mostly in marketing in the tech industry.

I've also had an entrepreneurial bent for a long time and started some smaller ventures, mostly in the arts. But I wanted to do something more with physical products. Was looking for something that matched my interest in where there was a market need. I've been home brewing for a long time. There are a lot of gluten-free people in my family, so I knew that gluten-free beer was something that was missing from the market. There was a need for this. I knew some people in the beer industry and I reached out to a bunch of them and started conversations around this.

That's how I met my Co-Founder, Stellar. She's a veteran of the barriers we mostly in in sales and events. She's got a Cicerone certification; that's the beer version of a sommelier, and nowadays she's our sales presence. She's out there talking to buyers every day and winning new business for us. But when we were in the planning stages, Stellar is very adamant that this product had to be.

About flavor, first and foremost, it wasn't good enough to just have the health claim of it being gluten-free. It had to be a beer that we'd be proud to put in front of our friends and say, "Hey, we made this beer, it's pretty great, check it out." So, that's why we did all the R&D, because when we started brewing some of these recipes that people have published online for gluten-free, we found that the results were not adding up to what they said they were, and they were definitely not at the standard of what you would want for a high-quality beer.

So, it was very important for us that this be a beer that's flavor wise indistinguishable from beers that do have gluten in them. And once we felt that we got to that point, that's when we decided to launch into the market and see how other people felt about it. So, in terms of the business model, there are three main streams here. Wholesale is the biggest piece of the pie. We've had a lot of success with cold calling, using CRM technology to support that.

We'll load up list of leads that we scrape through various data sources, validate those and then try to get in touch with the buyer and then Stellar will go in and close the deal. Most people like our beer once they taste it, so it's really just about getting that warm lead where people are willing to meet with us and then from there it's a pretty easy conversation. You can hit on whatever value props are most interesting to that particular buyer.

E-commerce, it's usually not really much of a big thing in the beer industry, but it works for us because gluten-free consumers don't have that many choices. So, we have found that they're willing to come to our web store and buy beer for home delivery. We're currently distributing throughout California, self-distributing that for home delivery. As we grow and move nationally, we would want to partner with an online beer e-commerce platform to do that. We've had some conversations along those lines with potential providers already.

Tap room sales, it's something we're not doing yet, but there is an acquisition pending. There's some information about this on the raise page and it is useful over the medium-term for sure because well, first of all, tap room sales are very high margin. When you brew the beer yourself and then you sell it at bar prices, you get very good margins that way. But it's also important in terms of building brand awareness and doing R&D, testing out new recipes before you release them to the market.

This next slide I can talk a little bit more about that. It's this is the actual bar that we're looking to acquire. The owner has been a long-time customer of ours and he really likes our products. Our beers have always done well for him. He believes in the mission, and he approached us about finding ways to collaborate more closely together. So, we asked him if he would be interested in becoming our tap room. You know having a tap room is table stakes in the in the beer industry consumers expect that they will be able to go to a location where you serve all your latest releases and all of the niche beers that may be not popular enough to warrant putting out a new SKU for mass distribution.

But definitely for those beer connoisseurs, for the people who become the loyal advocates that really promote your brand and... and build buzz around it. They want to be able to come and taste all the latest styles, all the different things that you're trying out. So, it's important for that sense in this. This location is perfectly situated for that.

Nobody else to our knowledge has opened a gluten-free tap room before in San Francisco. So, there's that working in our advantage and also, it's very much right sized. You know, this is not a huge establishment. I believe it's in the neighborhood of 49 seats. It's currently operating roughly break-even but it has boom to grow to three or four times its current potential. So, it doesn't it's not going to be a huge financial drain for us. It's going to be very easy to bring this into our operations and keep things going.

But it also has the potential to grow and become quite profitable in the process. One thing that's changed here in terms of just the logistics of it all, we have terms of sale here listed $60,000 for cash. I should elaborate on that. As we started working through the mechanics, what we decided, made the most sense is to do this actually as a warrant to purchase the business. So, the existing owner is going to stay on. He's going to run basically what is in operations business with the staff.

Providing all the services necessary to run the bar, we're going to be providing the products and then we'll work together like this for a couple of years. And if everything is still going the way we like it, then we will complete the purchase of the of the tap room at that time through the terms of the warrant. So, we think what's really unique about what we're doing is that we don't see this as a niche product. If you make delicious beer and it just happens to be gluten-free, that's beer for anyone.

Anybody can enjoy that. And that's really going to be the key to our success over the long term. We want to be the brand that people choose first and foremost because they love the taste, but secondly, it's the beer they can share with all their family and friends, regardless of dietary restrictions. That's what makes them choose us over all the other choices that are out there on the shelves. So, looking at the other competitors out there, there are some gluten-free breweries. There's not too many because of the technical difficulties of it.

You know, to my knowledge, I believe there are there are only 7 brands that have a presence outside of their own state, but they don't have our IP, so there's always something a little bit different to get used to in terms of these beers rather whether it's the flavor or the texture or something like that.

Definitely some large players in the space, for them to really effectively compete, it would require a certain amount of retooling of their equipment.[xxx] So, you know, that's a barrier entry that works in our favor there. We'll be able to become well established before anybody who's out there realizes that this is something interesting they might want to try to pursue.

Over the short term, it's really these beer alternatives that are the bigger threat. Things like hard seltzer, hard Kombucha, you know, they are popular, they're growing. But the question over the long term is, are these going to have staying power or are they just fads? I remember reading an article a while back in *The Atlantic* that said hard seltzer's over and sales are down and people don't want it anymore.[xxxi]

Is it still going to be a thing in 2-3 years from now? I don't know. But I do know that beer has been popular literally since the dawn of recorded history. People have been making beer all around the world. There's always going to be a market for the product that we're making. So, in terms of the funding ask, it's a $500,000 seed round. You can see all the terms and conditions on the MicroVentures website, so I'll refer you to that. I'll just talk briefly here about the use of funds, as you can see, the largest chunk is for sales and tap room staff.

I would also put within the staff is also brewing staff involved in that. But really staff is the biggest thing. We need more people to be able to grow the brand. Stellar and I have done a really good job of making this a lean operation, outsourcing manufacturing to a co-manufacturer, outsourcing delivery to some delivery partners. I'll touch on some of that in the moment.

But, we're getting to the point where we need some additional sales staff. That's our priority #1, to get out there into the field to be able to replicate the sales model that we've seen work on a larger scale. We also want to do some marketing. I'll talk a little bit about marketing in more detail in the next section, but a lot of it's focused around getting people to have that first taste. We found that people generally like our beer, so it's just about making them aware of it and getting them to the place where they've tried it before.

And then of course there are some costs here having to do with the tap room acquisition. There's the cash portion that's going towards that warrant. The build out section is mostly going towards a small brewing system. This is necessary to provide those small batch beers for the tap room itself. We're going to continue working with their current co-manufacturer for the larger batches for distribution, but the tap room will need a way to make smaller beers more effectively. The smaller batches would be rather more effectively.

And then intermediary fees, these are the fees that go to MicroVentures for their services, all right. So, in terms of the longer-term trajectory here, you can see, you know I've touched on a few of these things before, but it is really depth before breadth. We believe that if we can really figure out how to make things work here in the Bay Area, it'll serve us really well in other metro areas.

We do want to have sort of a repeatable sales process that we can copy paste into different metros to really accelerate our growth. But we want to learn what works and what doesn't work first at the local scale and then move that up. And I think we're a lot of the way there were like maybe 80% of the way there or something like that. We're at the point where we just need to try ramping up a few of these initiatives with a few more staff and then we're ready to get through the ground running in some additional metros.

We're doing self-distribution right now rather than working with a traditional beer distributor. We do have those delivery partners which just work on a fee for service basis to drive our beer to various accounts. We feel this is advantageous because it allows us to build up that deep book of accounts before we start negotiating with distributors, gives us leverage there, but also it gives us the expertise that we need to accurately support them.

We'll know who our customers are, what works, what doesn't work, how to support them with sales, how to support them in marketing. And over the long term, that's going to mean a faster growth, much more success than if we were to just try to sign up with the distributor right away. As we grow further, the plan is to bring on distribution partners and we'll cut to a point where we won't be able to do it all in house, but you know the experiences that we've had with self distro, those will help us make the most out of those new relationships

Then we'll need to expand our capacity. You know we'll get to a point where we can't meet all the demand with our existing co-manufacturer. We can maybe do 4x-5x now with them before that'll start to be a problem. So, we're looking at maybe 18 months for now. From now we need to start looking into that capacity expansion, hopefully bringing things in house so that we can fine tune the equipment to our needs and improve margins that way.

But also, we want to do some vertical integration on the supply side to help bring down costs there as well. There are not that many options for suppliers in the gluten-free space. So, having that in house would definitely be an advantage for us. Once we become well established in the space, we see some possibility for some complementary product offerings.

You know I mentioned nonalcoholic beer is going very quickly right now. There's no reason you couldn't do gluten-free nonalcoholic beer and then you're touching on both trends at the same time there, right. So, we definitely have an eye on the larger "better for you" beverage movement. We want to be touching on multiple of these different trends while always staying true to keeping everything gluten-free, which is our core value proposition.

And then just here, there are a couple of acquisitions, recent acquisitions.. It's pretty common in the beer industry for the larger brands to come in and acquire small promising brands that fulfill a niche that they aren't doing yet. So, as I mentioned before, gluten-free is still very young, very nascent. There's a possibility that we could be one of the brands that becomes targeted for an acquisition of this type.

All right. I'm just going to grab a sip of water here. In terms of the build out for the tap house, we do need to have that small brewing system. As I mentioned, this is one of the systems that we're considering. It is pretty small scale, just about the right size to supply one bar like we're doing.

It is a requirement of the California brewing license that you do have some in-house brewing capacity. So, that will fulfill that for us as well. And then I have included some information on pricing here. You can pause if you want to dig into this, but this is based off of estimates we got from suppliers. So, now I'm going to move on to talk a little bit more about marketing.

This is sort of out overarching theme for marketing, brand awareness is the number one goal. We believe in the product. We want to lead with the product. The taste is great. The key is always just cutting through the noise, so that people will actually try your product. With so many options out there, what's going to make them want to try it out? So, we start with our brand values of being gluten-free, of being a delicious beer that people drink for the flavor first that they can share with all their family and friends. And then we try out all the different marketing approaches that we can think of that'll make sense at the local level.

The ones that work, we then scale them up, copy paste into new metro areas and off to the races. Our brand positioning here, you know it is very much about inclusivity. We want to build a world where everyone has access to high quality, delicious beer regardless of dietary restrictions. That's the main reason that we started this company in the first place and we try to, we try to position all of our branding around.

That type of idea that this is the beer you can share with all your friends and family. In terms of the initiatives that we've done so far and that we want to do in the future. I've touched on some of these things before. The key idea again is that it's about getting that first taste experience. So right now, because we are fairly lean, we have not had a lot of money to spend on traditional marketing approaches. So, a lot of it's been very much in terms of what we can do with our time with donations, things like in-store tastings, charitable donations, farmers markets, beer gardens, things like that.

And to a smaller extent, earned media, press releases, awards, competitions, all that kind of stuff. Post funding, we want to do all of those things, but add to it, increase automation where possible so that we can be more effective in the way that we reach out. Excuse me.

We want to focus our advertising on ways that we can provide beer to communities. Rather than just advertise around "drink our beer," we want to advertise around the idea that we provide beer to charitable events. We think this is a way that we can cut through the noise. We've been working with a platform called Donation Match.

They help you to find charitable events that are looking for beer and put you in touch with them. So, we want to continue working with them and continue with other similar organizations and partnerships to really get the beer in front of as many people as possible. I wanted to touch briefly on some of the customer personas that we've developed. I've spoken a bit about this before, but it's helpful to sort of see in picture here the health-conscious drinker. This is the largest group, the people who are not necessarily gluten-free all the time.

But they think it's healthier to avoid gluten. They usually are not necessarily the beer snobs either. They may have some knowledge of beer, but they drink other things too. This group is the group that we see the largest growth potential with over the long term because they are the biggest group. So, a lot of our marketing is focused around winning them over and finding ways to communicate with this group in a way that resonates with them.

Gluten-free drinkers, we don't need to try as hard to contact because they are looking for options already. We do regularly get gluten-free consumers who find our website, find us on social media, order beer for home delivery or they reach out if they're outside of California and they can't get it yet by trying to find where they can get the beer. So, we will do some outreach, additional outreach for gluten-free drinkers, but it is much easier with this group because they are smaller and they are actively looking out for options since they medically cannot have beer with gluten in it.

Craft beer drinkers. It's also very important for us that our beer can stand up to the scrutiny of the quote — unquote beer snobs out there. We have some accounts here in the Bay Area who don't even list our beers gluten-free, they just call us a local craft brewery because it works better with their clientele.

Of course, since and there are plenty of accounts, probably the majority that do list it as gluten-free because that's a selling point for them. But the important point here is that that our beer can go toe to toe with any other regular gluten containing beer out there. And there are drinkers who choose our beer not because they care about gluten, but because they care about the flavor. So, combining all three of those different personas you get at. Our brand position approach.

We wanted to make a flavor first beer that has the value add of being gluten-free. In terms of our sales strategy, I mentioned the copy paste approach. This is really priority number one for us. You know the two segments, the local learnings and the remote expansion we have started. We're looking over to the blue boxes on the right here, maybe it makes more sense to start there.

The SDR versus outside sales roles, these we are seeing this as two different roles. Right now, I'm doing a lot of the SDR work of collecting data, validating it, getting it queued up in e-mail sequences, doing the data clean up and then introducing the salesperson who's going to go and close the deal.

So, that's a position that we want to continue to grow. We think there's a lot of potential for scalability and automation in that, you know, really set up our accounts, our outside sales agents for success. A lot of the sales in the beer industry are very old school. You'll have these reps just going out visiting bar to bar and then after the account is done, they'll sit at the bar and look on the map on Google Maps to find out.

You know what's another bar that's nearby? We think we can be a lot more efficient than that by having SDR's scouting out warm leads for our sales agents and then have those sales agents go in and close the deal in person with more leads. When we start talking about growing the number of metros that we're in expanding the sales team, we'll need to add some additional layers to this we'll need to have some kind of regional team management, of course, to be able to focus on priorities of specific regions, but also some work on the business development side to help scale into these national grocery chains.

You know, we are working with some of them already as you as you saw in earlier slides though working with them with the regional buyers, working on the national level requires a little bit more expertise, yeah, that we want to bring on as well as we grow.

So, our pricing strategy right now versus the future, what we're looking at right now is to extend our runway. So, we have matched our prices to what craft beer industry standards are especially on the cans and bottle side. Kegs have been a little bit higher just because of the nature of our manufacturing process and the nature of co-manufacturing can increase costs there, but it was important in terms of maintaining runway.

But it was also important at the same time that we price within the range of expectations so that we're not discouraging people from trying our beer because it is good beer, and we want people to not have any barriers to try it. So, we've been fairly successful at finding that balance here in the Bay Area.

I think as we finish fundraising and we start looking at our prices, we want to reduce them in a couple of areas to really land around the 80th percentile. That's going to open up possibilities for us to be able to get into some of the chain retail accounts that are less premium. Of course, this is a premium product, and we want to continue promoting that as one of the value points. This is a brand worth paying for, but at the same time, you're not going to get into Safeway, Albertsons, something like that with something that's priced at the top of the range, you're going to have to meet that 80-percentile price.

So, that's going to allow us to expand the range of accounts that we have. Product release strategy right now our strategy is to maximize batch size, so we can maximize our runway as well. We've done a lot of research into extending shelf life.

We follow good manufacturing practices towards that end, and we store our beer cold and that helps us to get the most shelf life out of it, the most runway out of it. After we finish fundraising and have a tap room, we want to be rightsizing batches instead, brewing slightly smaller batches to increase the scarcity. This is going to be useful for building buzz around the brand in the beer space. It's novelty is a selling point, so being able to release more, more frequently will help us grow faster.

And I should mention also that this is really a short-term issue as we become bigger, what used to be the quote — unquote large batches will just become the regular batches that we're able to turn over quickly anyways. So, this is really more of an interim strategy for the next 12 to 18 months once we get to that size maxing out the production capacity of our existing co-manufacturer.

And bringing some of that capacity in-house then we're going to be looking more in terms of what the long-term margins need to be for the beer and releasing to balance that that growth and margin side of things. Of course, doing it on equipment that is tuned to our process will give us an advantage there to be able to boost margins and also release at an optimal schedule.

So, I believe this is the last slide here. I just wanted to touch a little bit on a delivery logistics. The regulations around beer delivery are different from state to state, but in in California we are allowed to self-distribute. So, we have these two partners that we work with localists here in the Bay Area and then Hillebrand Last Mile which can cover all of California. So, with the right sale staff in place, we have the capacity you know technically to cover all of California tomorrow on a wholesale level.

We just need to start those sales conversations and start closing accounts and that is really what our focus is as soon as we finish fundraising is to get those sales teams in place and begin doing that. As we continue to grow and expand beyond California, it won't be possible to self-distribute anymore due to the different regulations in different states. So, we will then move on to working with traditional beer distributors but having all of this expertise from having tackled California on our own, this will definitely give us a leg up In those conversations and hopefully help us to secure not just deals that are the world balanced, but also to have a good working relationship with our distributors.

Be able to support them, but at the same time be being able to hold their feet to the fire and hold them accountable. So, that's the reason why we've decided to follow this path for distribution. So, now we get down to some of the sources. If you want to take a look at these, you can always pause the video.

Yes, there's a second page of that as well and thank you very much. That concludes the presentation. If there are any questions, as Bill mentioned, please visit the MicroVentures campaign page and add them to the discussion. And I will get back to you as soon as I can. Thank you.

[i] https://civicscience.com/interest-in-gluten-free-foods-is-hot-among-gen-z-consumers-and-qsr-diners/

[ii] http://integrativemedicineofnj.com/big-wheat-wants-you-to-think-a-gluten-free-diet-is-dangerous-dont-buy-it

[iii] https://www.npr.org/sections/thesalt/2013/03/09/173840841/gluten-goodbye-one-third-of-americans-say-theyre-trying-to-shun-it

[iv] https://www.consumerreports.org/cro/magazine/2015/01/will-a-gluten-free-diet-really-make-you-healthier/index.htm

[v] https://news.unl.edu/newsrooms/today/article/study-concludes-americans-self-diagnose-to-adopt-gluten-free-diets/

[vi] https://www.health.harvard.edu/staying-healthy/ditch-the-gluten-improve-your-health

[vii] https://blog.saucey.com/8-gluten-free-beers-never-knew-existed/

[viii] https://news.gallup.com/poll/467507/percentage-americans-drink-alcohol.aspx

[ix] https://www.cnbc.com/2022/10/27/beer-is-on-pace-to-lose-its-leading-share-of-the-us-alcohol-market.html

[x] The Bucket is Still Leaking—Why Isn't Craft Growing More? Bart Watson, November 2, 2021

[xi] https://www.grandviewresearch.com/industry-analysis/us-wine-market

[xii] https://www.grandviewresearch.com/industry-analysis/hard-seltzer-market

[xiii] https://wineindustryadvisor.com/2021/10/12/nielseniq-newly-released-beverage-trends

[xiv] https://www.distilledspirits.org/news/distilled-spirits-council-annual-economic-briefing-consumer-demand-for-premium-spirits-helped-drive-12th-consecutive-year-of-spirits-u-s-market-share-gains

[xv] 2021 Drizzly Consumer Report

[xvi] https://www.fsrmagazine.com/bar-management/why-health-oriented-beers-are-having-their-moment

[xvii] https://news.unl.edu/newsrooms/today/article/study-concludes-americans-self-diagnose-to-adopt-gluten-free-diets

[xviii] https://news.gallup.com/poll/353858/alcohol-consumption-low-end-recent-readings.aspx

[xix] Estimated assuming an average return of $1,000/BBL, which represents 31 gallons, across all packaging types

[xx] https://beerinfo.com/beer-consumption-by-state-per-capita/

[xxi] https://www.healabel.com/oat-benefits/

[xxii] https://www.healabel.com/buckwheat-benefits/

[xxiii] https://earth911.com/home-garden/millet-for-the-environment-and-better-nutrition/

[xxiv] https://www.cobizmag.com/is-millet-the-the-next-quinoa/

[xxv] https://thetastingalliance.com/results/tta-beer-comp/

[xxvi] https://www.tastings.com/Beer-Review/Otherwise-Brewing-IFLS-Gluten-Free-Juicy-IPA-USA-12-16-2022.aspx

[xxvii] https://www.tastings.com/Beer-Review/Otherwise-Brewing-Calrose-Crisp-Gluten-Free-Rice-Lager-USA-12-16-2022.aspx

[xxviii] https://www.tastings.com/Beer-Review/Otherwise-Brewing-Western-Addition-Gluten-Free-Pale-Ale-USA-12-16-2022.aspx

[xxix] https://www.otherwisebrewing.com/where-to-buy

[xxx] https://www.craftbrewingbusiness.com/news/gluten-free-craft-beers-are-trending/

[xxxi] https://www.theatlantic.com/technology/archive/2022/07/white-claw-hard-seltzer-tastes-bad/670492/#